802101

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICR[redacted]

02032368

REGISTRANT'S NAME Stilco Inc.

*CURRENT ADDRESS

PROCESSED
MAY 3 0 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 141 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 4-22-02

stelco



PROUD PEOPLE CREATING VALUE



Stelco Inc. Annual Report 2001

Our Mission

Stelco is a market-driven, technologically advanced group of businesses that are committed to maintaining leadership roles as steel producers and fabricators. These businesses are dedicated to meeting the requirements of their customers and collectively providing an appropriate return for Stelco shareholders. The people in these businesses will achieve these objectives in healthy and safe environments through maximum development of their skills; by the creation and application of innovative process and product technology; through the identification and pursuit of new market opportunities; and by providing superior levels of quality and service.

Our Operating Priorities

- Create and maintain healthy and safe workplaces for our people.
- Preserve and enhance the environment in communities where we have plants through responsible and environmentally oriented operating practices.
- Maintain our asset base by keeping our operating facilities productive and up-to-date.
- Deliver continually improving levels of quality and service to our customers.
- Maintain close control of costs to ensure our competitiveness.
- Achieve superior levels of output and productivity.



CONTENTS

Financial and Operating Highlights

Years ended December 31 (Dollars in millions except as indicated*)		2001	2000†
FINANCIAL			
Net sales	$	**2,561**	2,837
Net income (loss)	$	**(178)**	4
Earnings (loss) per common share	*$	**(1.74)**	0.04
Dividends declared – common shares	$	**–**	12
Per common share	*$	**–**	0.12
Common shareholders' equity	$	**817**	995
Per common share	*$	**7.99**	9.73
Cash flow from operating activities	$	**69**	75
Expenditures for capital assets	$	**73**	148
Long-term debt/equity – % of total capital		**39/61**	37/63
OPERATIONS			
Operating income (loss) per ton shipped	*$	**(35)**	11
Average number of employees		**10,096**	10,811
Production of semi-finished steel – thousands of net tons		**4,959**	5,594
Steel shipments – thousands of net tons		**4,690**	4,684

†Effective January 1, 2000, the Corporation adopted the new standards of the Canadian Institute of Chartered Accountants concerning Employee future benefits and Future income taxes. The effect of these accounting changes is described in Note 2 to the consolidated financial statements. The Corporation applied the new standards retroactively without restatement of prior years.

OPERATING AND FINANCIAL PERFORMANCE

Hilton Works made significant *progress in plate and cold* rolling quality improvement, while Lake Erie Steel Company achieved annual steelmaking and hot strip rolling production records. Mini-mills maintained profitability at 2000 levels.

MARKETS

North American steel markets *were negatively impacted* by the economic slowdown and continued high levels of unfairly priced imports. The resulting drop in selling price and less favourable sales mix contributed to Stelco's reduced financial performance.

CAPITAL INVESTMENTS

Capital investments of over *$900 million since 1997* have upgraded technologies, increased productivity, improved quality, and reduced costs. As a result, we are generating an excellent return on our strategic investments.

HEALTH, SAFETY AND ENVIRONMENT

In July, Hilton Works and Lake *Erie Steel Company became* Canada's first integrated steel plants to achieve ISO 14001 certification for their Environmental Management Systems. Health and safety performance improved in 2001.

Message to Shareholders



Stelco's upgraded technology and lower cost profile position the Corporation for improved financial performance as market conditions improve.

Our financial performance in 2001 was significantly impacted by extremely challenging market conditions. As a result of the slowdown in the North American economy, as well as a high volume of unfairly priced steel imported into our markets, North American steel prices plunged to their lowest levels in twenty years. However, the capital investments we have made over the past five years, combined with numerous cost reduction and cash conservation initiatives undertaken throughout 2001, allowed us to cope with these depressed steel market conditions better than most North American steel companies and positioned the Corporation for recovery and improved financial performance in the future.

MAINTAINING A SOLID FINANCIAL POSITION

Our net loss of $1.74 per share in 2001 was attributable primarily to the 10% reduction in our average revenue per ton to $546 compared with $606 last year. This significant reduction in 2001 was due to a less favourable mix of products sold resulting from lower activity in key automotive and other manufacturing industries, and depressed spot market prices throughout the year due to the high volume of unfairly priced imported steel entering our markets.

Despite these unfavourable external market conditions, Stelco continued to make progress in reducing costs and enhancing production efficiencies in 2001. For 2001, cost per ton improved $10 to $553 from $563 in 2000 as the cost impact of 11% lower semi-finished steel production, higher average natural gas prices, and unfavourable U.S. exchange was offset by various cost reduction initiatives throughout the Corporation.

In addition to our operational and administrative cost reduction programs, we embarked on a number of cash management initiatives in 2001 to effectively manage our cash position. Inventories were reduced by $102 million compared with the end of the prior year, while capital spending was lowered to $73 million in 2001 versus $148 million in 2000. As a result of these and other initiatives, our use of cash was minimized during the year, and long-term debt/equity as a percent of total capital remained a conservative 39/61 at December 31, 2001 compared with 37/63 at the end of the prior year.

Stelco Inc. established a new $250 million operating credit facility in the third quarter, a $25 million increase over the previous facility. Combining all our operating credit facilities, including subsidiaries and joint ventures, Stelco had access to total credit facilities of $313 million, of which $76 million was utilized at year-end. On January 21, 2002, the Corporation expanded its capital base by issuing $90 million of 9.50% Convertible Subordinated Debentures due February 1, 2007. The debentures are convertible at the option of the holder into Series A Convertible Common Shares of the Corporation at any time prior to the maturity date at a conversion price of $4.50 per share. The debentures are redeemable by the Corporation, under certain circumstances, on or after February 1, 2005.

SIGNIFICANT ACHIEVEMENTS

While our cost reduction and cash management initiatives were key accomplishments in 2001, a number of other important milestones were achieved during the year.

Creating and maintaining a healthy and safe workplace is one of our top operating priorities at Stelco, and significant improvements in lost-time accident frequency and severity were realized in 2001. We also met our goal of continuous improvement in our environmental performance during the year and, in July, we were very proud to announce that Hilton Works and Lake Erie Steel Company had become the first integrated steel plants in Canada to achieve certification of their Environmental Management Systems under ISO 14001, the world's only internationally recognized standard.

Stelco was honoured with the Canada Climate Change Voluntary Challenge Registry's Leadership Award for displaying extraordinary commitment, action, and leadership towards the voluntary reduction of Greenhouse Gas Emissions.

Lake Erie Steel capitalized on recent upgrades and capital investments to achieve new production records in steelmaking and hot strip rolling during the year. In 2001, approximately 50% of the Corporation's semi-finished steel output was produced at this low-cost, high-quality facility. Hilton Works made significant progress during the year in commissioning recent plate and cold mill upgrades that resulted in improvements in quality and productivity.

Our mini-mill operations benefited from the capital projects completed over the past two years, positioning them for future growth. In spite of the challenging economic situation, and a four-week shutdown at AltaSteel Ltd. to accommodate the installation and commissioning of its new in-line bar mill, Stelco's mini-mill operations

Investments made over the past five years, combined with cost reduction and cash conservation initiatives, allowed Stelco to cope with depressed steel market conditions in 2001, and positioned it for growth and improved financial performance in the future.



achieved excellent profitability in 2001, making a solid contribution to the Corporation's consolidated financial results. In addition, Stelco-McMaster Ltée set consecutive quarterly production records on its new bar mill installed in 2000.

STRONGLY POSITIONED FOR THE ECONOMIC RECOVERY

Over the past five years, Stelco has invested more than $900 million in new technologies and updated equipment and facilities. These important investments have increased our productivity and capacity, significantly lowered our costs, and enhanced our value-added products capability.

By the end of 2001, our costs have been reduced by $35 per ton of steel produced compared with three years ago as a result of our capital investments. Ongoing initiatives to enhance productivity and optimize the new technologies that have been installed recently throughout the Corporation will result in further savings and efficiencies going forward. As markets improve and steel pricing achieves more normal levels, these savings will contribute significantly to enhanced operating margins and stronger financial performance.

In addition, our increased ability to deliver a higher level of quality and service to our customers will ensure our full participation in the recovery of the North American steel market.

TRADE AND IMPORTS REMAIN A CHALLENGE

Canadian steel producers experienced mixed success during 2001 in utilizing our trade laws to address the continued dumping of steel into the Canadian market. It is clear that we need a stronger resolve from the Canadian government to ensure our trade laws are applied in a manner that deals more effectively with unfair steel trade. Stelco and other Canadian steel producers are working with the federal government to address this important issue.

OUTLOOK

The first half of 2002 will continue to be very challenging, although we anticipate some improvement in the economic outlook as the year progresses. As conditions improve and the North American manufacturing sector recovers, Stelco is well positioned to capitalize on renewed demand for our high-quality, value-added steel products. In addition, our increased production capability, combined with our lower cost structure, will support our objective of enhancing value through improved earnings and return on capital employed.

We would like to acknowledge the valuable contributions of a director and an officer who retired in 2001. Gilles Labbé retired from the Board of Directors. Paul J. Paciocco, Vice President – Facilities Planning, completed his term of employment. Mr. Paciocco served as Vice President and General Manager, Hilton Works from 1996 to 2000. On November 27, 2001, William E. Vaughan was appointed Corporate Controller and an Officer of the Corporation. On January 31, 2002, Courtney Pratt, President and Chief Executive Officer of Toronto Hydro Corporation, was appointed to the Board.

In closing, we wish to thank everyone at Stelco for their continued hard work, commitment, and determination. The past year has presented numerous challenges, yet the significant contributions of our people allowed us to successfully deal with those challenges and to emerge better positioned to capitalize on opportunities to grow and prosper in the years ahead.

James C. Alfano
President and Chief Executive Officer

Frederick H. Telmer
Chairman

Hamilton, Canada
January 31, 2002

Operations Review

OPERATING HIGHLIGHTS

- Hilton Works made significant progress in plate and cold rolling quality improvement while reducing costs.
- Lake Erie Steel Company set annual production records for steelmaking and hot strip rolling.
- AltaSteel Ltd. and Stelco-McMaster Ltée set production records on newly installed bar mills.
- Stelpipe Ltd. capitalized on increased demand for oil and gas drilling pipe.

STEEL SHIPMENTS (thousands of net tons)

97	98	99	00	01
4,818	4,607	4,862	4,684	**4,690**

PRODUCTION OF SEMI-FINISHED STEEL (thousands of net tons)

97	98	99	00	01
5,108	5,256	5,217*	5,594	**4,959**

*Production reduced by 280,000 tons due to "E" blast furnace reline

NET SALES ($ in millions)

97	98	99	00	01
3,149	3,168	3,101	2,837	**2,561**

NET INCOME (LOSS) ($ in millions)

97	98	99	00	01
137	119	107	4	**(178)**

SALES BY PRODUCT



31%	Hot rolled
28%	Cold rolled/Coated
17%	Rod & Bar
8%	Pipe & Tubular
7%	Wire products
5%	Plate
4%	Other

CUSTOMER SALES BY SEGMENT



73%	Integrated Steelmaking
10%	Mini-mill
17%	Manufactured Products



Recent capital investments have significantly enhanced Stelco's ability to deliver a higher level of quality and service to its customers.

Integrated Steelmaking

Hilton Works, Stelco's largest operation, is a major supplier of value-added steel products, including hot rolled, cold rolled, and coated sheet; plate; and bar and rod, to numerous automotive, transportation, construction, manufacturing, and pipe and tubular manufacturers; steel service centres; and steel fabricators.

Lake Erie Steel Company, one of North America's newest and most efficient integrated steel producers, combines the latest state-of-the-art technologies with a highly skilled and trained workforce to supply what is recognized as North America's highest-quality hot rolled sheet steel.

COMPANY	PRODUCTS	NET SALES/ SHIPMENTS						
Hilton Works Hamilton, Ontario	Hot rolled, cold rolled, and coated sheet; plate; bar and rod	Millions of dollars Thousands of tons	**1999** **1999**	1,862 2,836	**2000** **2000**	1,620 2,560	**2001** **2001**	1,322 2,307
Lake Erie Steel Company Nanticoke, Ontario	Hot rolled sheet	Millions of dollars Thousands of tons	**1999** **1999**	1,003 2,109	**2000** **2000**	999 2,077	**2001** **2001**	1,010 2,350
CHT Steel Company Inc. Richmond Hill, Ontario	Heat treatment of plate	Millions of dollars Thousands of tons	**1999** **1999**	4 16	**2000** **2000**	5 20	**2001** **2001**	5 24
Stelco USA, Inc. Troy, Michigan	Processing, warehousing, and sale of steel products	Millions of dollars Thousands of tons	**1999** **1999**	48 57	**2000** **2000**	127 136	**2001** **2001**	38 42
Z-Line Company Hamilton, Ontario	Zinc coating of cold rolled steel	Millions of dollars	**1999**	64	**2000**	50	**2001**	43
Baycoat Hamilton, Ontario	Application of paint finishes to rolled steel coils	Millions of dollars	**1999**	91	**2000**	87	**2001**	81
Chisholm Coal Company Kentucky	Metallurgical coal	Millions of U.S. dollars	**1999**	27	**2000**	28	**2001**	22
Wabush Mines Newfoundland and Quebec	Iron ore	Millions of dollars	**1999**	236	**2000**	287	**2001**	228
Hibbing Mine Minnesota	Iron ore	Millions of U.S. dollars	**1999**	265	**2000**	318	**2001**	235
Eveleth Mines L.L.C. Minnesota	Iron ore	Millions of U.S. dollars	**1999**	149	**2000**	130	**2001**	151
Tilden Mining Company L.C. Michigan	Iron ore	Millions of U.S. dollars	**1999**	241	**2000**	280	**2001**	250

More than $270 million has been invested in technology and process improvements since 1997 to ensure Lake Erie Steel remains at the forefront of the North American steel industry.



Since 1997, more than half of Stelco's capital investments have been targeted at upgrading and modernizing Hilton Works, leading to increased productivity, lower costs, and improved quality and customer service.



EMPLOYEES	% OWNED	MAJOR MARKETS
5,299	100	Automotive, steel service centres, appliances, energy, construction, pipe and tube, and wire and wire products
1,423	100	Automotive, pipe and tube, energy, and steel service centres
32	100	Construction, pressure vessel, shipbuilding, and mining
2	100	Automotive
–	60	Automotive and construction
252	50	Construction, agricultural, transportation, appliances, and consumer products
59	100	Steel manufacturing and utilities
761	38	Steel manufacturing
581	15	Steel manufacturing
494	15	Steel manufacturing
796	15	Steel manufacturing

Net sales include inter-unit transactions at market prices.

For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.

HIGHLIGHTS

Investments in technologies, equipment, and employee training have resulted in strong productivity gains, reduced costs, and enhanced quality in 2001.

Hilton Works' focus on customer satisfaction resulted in significant improvements in deliveries and quality performance. Upgrades to the cold rolling mill produced "best-in-class" shape and gauge capability while improved yields and performance were achieved in the plate mill. Hilton Works is a leading North American supplier of automotive-critical bar products.

Lake Erie Steel produced consecutive quarterly records in ironmaking, steelmaking, and at its hot strip mill, while an innovative team approach to problem solving resulted in lower energy costs, new resource recovery projects, key production workflow improvements, and important cash management initiatives.

Mini-mill

AltaSteel Ltd., the first mini-mill steel operation in North America, pioneered the combination of recycled steel scrap, electric arc furnaces, continuous casting, and a bar mill to produce carbon and alloy steel bars. Shipping products to more than 150 mining, oil and gas, agricultural, automotive, machinery forging, and construction customers across North America, AltaSteel is the world's premier manufacturer of high-carbon, heat-treated rounds used in mining applications.

Stelco-McMaster Ltée is North America's leading supplier of leaf spring bar stock for the automotive market. Stelco-McMaster is also a major supplier of rebar for construction use; special bar quality flats for distribution centres and for manufacturers of agricultural implements and rail anchors; and of merchant bar quality rounds and flats distributed through steel service centres.

COMPANY	PRODUCTS	NET SALES/ SHIPMENTS						
Stelco-McMaster Ltée Contrecoeur, Quebec	Billets, merchant bars, and special quality bar products	Millions of dollars	**1999**	196	**2000**	196	**2001**	195
		Thousands of tons	**1999**	521	**2000**	535	**2001**	566
AltaSteel Ltd. Edmonton, Alberta	Merchant and special quality bars	Millions of dollars	**1999**	101	**2000**	117	**2001**	117
		Thousands of tons	**1999**	217	**2000**	242	**2001**	229
Fers et Métaux Recyclés Ltée Quebec and New Brunswick	Scrap	Millions of dollars	**1999**	51	**2000**	57	**2001**	40
GenAlta Recycling Inc. Alberta	Scrap	Millions of dollars	**1999**		**2000**	2	**2001**	6

Stelco-McMaster's $28 million investment in a new, state-of-the-art bar mill has resulted in quarterly production records and consistent improvements in quality.



AltaSteel's largest capital expansion to date began in 2001 with the replacement of its bar mill finishing stands. New heat-treating equipment will commence operation in the first quarter of 2002. These state-of-the-art installations will increase output by 30% and enhance quality.



EMPLOYEES	% OWNED	MAJOR MARKETS
420	100	Automotive, construction, mining, transportation, and steel service centres
361	100	Mining, manufacturing, energy, construction, and steel service centres
47	50	Steel manufacturing and non-ferrous refining and processing
6	50	Steel manufacturing and non-ferrous refining and processing

Net sales include inter-unit transactions at market prices.

For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.

HIGHLIGHTS

Recent capital investments and upgrades, combined with significant contributions from its people, resulted in Stelco's mini-mill operations achieving excellent profitability in 2001 despite challenging steel markets throughout North America.

2001 saw significant progress at AltaSteel as its new bar mill was installed and commissioned. In addition to a 30% increase in rolling capacity, the new equipment provides significant improvements in product quality, particularly in size tolerances. New heat-treating equipment will commence operation in the first quarter of 2002 to support the significant growth in demand for AltaSteel's patented heat-treated grinding rods used by the North American mining industry.

At Stelco-McMaster, employee training initiatives and programs aimed at optimizing its new bar mill resulted in the production of an expanded product range to meet customer demands. Customer qualification was achieved on new rounds business and other value-added products. In addition, Stelco-McMaster achieved a new annual production record for the seventh consecutive year.

Manufactured Products

Stelco's pipe operations are located in Welland, Ontario, and Camrose, Alberta. Stelpipe Ltd., one of North America's most diversified pipe and tube manufacturers, produces standard pipe, oil country tubular goods, line pipe, cold drawn mechanical tubing, and hollows, in diameters from 0.5 inches to 8.625 inches. Welland Pipe Ltd. manufactures large-diameter pipe up to 60 inches in diameter primarily for the oil and gas industry, while Camrose Pipe Company supplies these same markets with large- and small-diameter pipe.

Stelco's specialty wire operations consist of Stelwire Ltd., Canada's largest manufacturer of wire, nails, and other wire products for customers across North America, and Stelfil Ltée, a producer of low- and high-carbon wire and other wire products in sizes ranging from 0.028 to 0.312 inches in a variety of finishes including galvanized.

COMPANY	PRODUCTS	NET SALES/ SHIPMENTS						
Stelwire Ltd.	Wire and nails	Millions of dollars	**1999**	188	**2000**	137	**2001**	111
Hamilton, Ontario		Thousands of tons	**1999**	230	**2000**	166	**2001**	135
Stelfil Ltée	Wire and wire products	Millions of dollars	**1999**	85	**2000**	83	**2001**	79
Lachine, Quebec		Thousands of tons	**1999**	88	**2000**	84	**2001**	82
Stelpipe Ltd.	Tubular products ranging in diameter	Millions of dollars	**1999**	100	**2000**	123	**2001**	135
Welland, Ontario	from 0.5 inches to 8.625 inches	Thousands of tons	**1999**	129	**2000**	144	**2001**	160
Welland Pipe Ltd.	Large-diameter transmission pipe	Millions of dollars	**1999**	104	**2000**	78	**2001**	49
Welland, Ontario	for the oil and gas industry	Thousands of tons	**1999**	78	**2000**	80	**2001**	38
Camrose Pipe Company	Large- and small-diameter pipe	Millions of dollars	**1999**	134	**2000**	66	**2001**	72
Camrose, Alberta	for the oil and gas industry	Thousands of tons	**1999**	133	**2000**	77	**2001**	76
MOLY-COP Canada	Forged grinding balls for the	Millions of dollars	**1999**	47	**2000**	52	**2001**	67
Kamloops, B.C.	mining and mineral industry	Thousands of tons	**1999**	75	**2000**	83	**2001**	106
D.C. Chrome Limited	Metal plating and finishing	Millions of dollars	**1999**	11	**2000**	4	**2001**	3
Stoney Creek, Ontario								

With brisk energy drilling markets in 2001, Stelpipe continues to meet growing demand for oil well casing and tubing products in addition to building a growing new business for stabilizer and axle tubes in the automotive market.



Investments in new drawing equipment at Stelfil have significantly increased manufacturing capacity while allowing the entrance into new markets for its high-quality products.



EMPLOYEES	% OWNED	MAJOR MARKETS
382	100	Automotive, agricultural, construction, and general manufacturing
302	100	Construction, telecommunications, hydro transmission, recycling, and general manufacturing
468	100	Plumbing and heating, energy, construction, automotive, and mining
150	100	Oil and gas transmission
146	40	Oil and gas collection and transmission
53	50	Mining and minerals
23	50	Steel mill services

Net sales include inter-unit transactions at market prices.

For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.

HIGHLIGHTS

Strong demand from the energy sector, combined with enhanced operating performance, led to improved overall results in 2001.

Stelpipe benefited in 2001 from strong energy markets throughout North America, while Welland Pipe experienced lower production volumes due to reduced demand for large-diameter pipe. Stelpipe reached an early, three-year labour agreement, and experienced continuing growth in demand for its diverse value-added product mix. Welland Pipe ratified a new contract, which is in effect until October 31, 2003.

At Stelwire, sales of value-added products increased, and a five-year extension to the labour agreement at its Burlington Works ensures customer needs will be met over the longer term. Major inroads were also made at Stelfil to boost value-added sales, resulting in full capacity usage of its drawing and galvanizing lines.

Health, Safety and Environment

Stelco's two most important Operating Priorities are to create and maintain healthy and safe workplaces for its people and to preserve and enhance the environment through responsible and environmentally oriented operating practices. Significant progress was made in both areas in 2001.

HEALTH AND SAFETY

Stelco has joined with the worldwide members of the International Iron and Steel Institute in working diligently to achieve the goal of Accident Free Steel. Stelco's health and safety performance has been steadily improving. In particular, the frequency of lost-time accidents has been declining, with Stelco taking its place among the leaders in the Canadian steel industry. Due to the collective efforts of everyone at Stelco, the Corporation experienced a significant reduction in accident frequency and severity compared with last year.

Further, a number of important milestones were achieved in 2001. Stelwire's Burlington Works achieved its fifth consecutive year without a lost-time accident, a major achievement for any industrial operation, while Stelfil Ltée maintained a number one ranking for health and safety within its industry group.

ENVIRONMENTAL PERFORMANCE

The protection and enhancement of the environment is one of Stelco's most important operating priorities and, in July, Hilton Works and Lake Erie Steel operations each achieved certification of their Environmental Management Systems under ISO 14001. This certification is the only internationally recognized and independently audited EMS standard in the world, assisting facilities to organize their systems in a fashion that reflects what is deemed to be the best approach to the management of environmental issues. This important accomplishment builds on

RESEARCH AND DEVELOPMENT

Stelco's *StelBake-Ultra* is a family of highly formable zinc-coated, bake-hardenable, flat rolled strip products developed for both exposed- and unexposed-automotive applications, providing greater resistance to dents for outer auto body panels, such as car doors.



Stelco is a founding member of the McMaster University Steel Research Centre (SRC) in Hamilton, Ontario. The Centre combines industrial and academic thinking to carry out research that results in improved steel processes and products, and generates new scientists and engineers for Stelco and the Canadian steel industry.



In July 2001, Stelco's Hilton Works and Lake Erie Steel Company became the first integrated steel plants in Canada, and among the first in North America, to achieve certification of their Environmental Management Systems (EMS) under ISO 14001, the only internationally recognized and independently certified EMS standard in the world.



the continuous improvement made by both Hilton Works and Lake Erie Steel in dealing with the environmental aspects of their operations, and was realized through the hard work and commitment of many Stelco people.

Stelco was honoured with the Canada Climate Change Voluntary Challenge Registry's Leadership Award for displaying extraordinary commitment, action, and leadership towards the voluntary reduction of Greenhouse Gas Emissions.

A strong focus on environmental performance also makes good business sense, and a number of initiatives aimed at protecting the environment also reduced costs in 2001. In particular, the commissioning of Stelco-McMaster Ltée's new bar mill allowed increased recycling of cooling water that reduced effluent from the mill by more than 90%. In addition, the new bar mill generated a 5% reduction in the amount of energy used per ton of steel produced while enhancing productivity and increasing the range of value-added products offered.

Stelco's AltaSteel has introduced its new HTR60 patented grinding rod that combines high surface hardness with a lower-hardness core. Customers are experiencing improvements in service life of as much as 25% and less breakage.



Stelco is in the late stages of commercializing *StelPhase II*, a new flat rolled, zinc-coated, strip product with a dual-phase microstructure. Consisting of a very hard phase of steel in a soft-formable steel matrix, it provides a good combination of ductility and high fracture strength allowing flexibility in part designs highly suitable for use in automotive structural and reinforcement applications.



Proud People Creating Value



Energy Committee, Hot Strip Mill,
Lake Erie Steel Company

Metallurgical Team,
AltaSteel Ltd.

Lake Erie Steel Company has taken an innovative approach to problem solving by assigning a multidisciplinary team of people to focus on specific activities identified for improvement. The team approach utilizes talents from all facets of the operation, and is proving highly effective in such areas as resource recovery and synchronous production management.



To counteract the effect of higher natural gas prices, the Lake Erie Steel Energy Use Team generated a number of ideas to reduce energy costs and improve environmental performance. Initiatives, such as utilizing steam generated by the facility as a source of energy, and new door designs on the hot strip mill reheat furnace, will result in important reductions in energy costs and a significant decrease in the use of a valuable natural resource.

AltaSteel Ltd. adopted a team approach in providing its quality and product assurance function, taking one metallurgical person from each aspect of the operation to ensure a complete understanding was applied to every challenge presented by a customer need.

By tapping into product development, steelmaking, and bar mill operations, as well as by utilizing strong project management and R&D skills, the AltaSteel Metallurgical Team has generated a number of innovative solutions to meet customer needs and to supply new customer applications in the forging and manufacturing markets. A key result is the development of AltaSteel's patented HTR50 and HTR60 grinding rod products that are rapidly becoming recognized as the leading product throughout North America for use in the mining industry.



1

2



Bar Mill Furnace Team,
Stelco-McMaster Ltée



Rod and Bar Sales Team,
Hilton Works

With the start-up of the new bar mill at Stelco-McMaster Ltée, the reheat furnace capacity of 60 tons per hour limited the mill's productivity. André Philippot, an electrician in the mill, proposed an idea to improve the performance on the furnace.



With the support of several co-workers, André ran a series of trials resulting in rolling rates of up to 100 tons per hour on some products, with a reduction in natural gas consumption of more than 9%.

The excellent teamwork demonstrated by the bar mill employees involved in the project allowed for the transformation of a simple idea into an extraordinary success.

Of Stelco's total capital improvement and technology upgrade program since 1997, more than half of the dollars invested – over $450 million – have been targeted at upgrading and modernizing the Hilton Works operations to increase productivity and capacity, lower costs, and enhance quality and customer service.



Numerous benefits have already been realized. Recently, the rod and bar sales team acquired a significant new order to provide large-diameter bars to automotive suppliers, to be cut, forged, and machined into axles for large trucks. This prestigious new order is an excellent fit with the upgraded Hilton Works facilities, and was won because of Hilton Works' enhanced capabilities and strong reputation in the supply of automotive-critical bar products.

3

4

Financial Review

The purpose of this Management's Discussion and Analysis (MD&A) is to provide Stelco management's commentary on the Corporation's financial situation and future prospects. The discussion focuses on the Corporation's three reportable segments: Integrated Steelmaking, Mini-mill, and Manufactured Products. This MD&A contains forward-looking information with respect to Stelco's operations and future financial results. Actual results may differ from expected results for a variety of reasons. This MD&A should be read in conjunction with the audited consolidated financial statements contained on pages 28 to 45 of this Annual Report.

INCOME

SUMMARY

A net loss of $178 million ($1.74 per common share) was recorded in 2001 versus a net income of $4 million ($0.04 per common share) in 2000. Included in the 2001 net loss was a non-cash charge for the reduction of the Corporation's net future tax asset of $27 million, or $0.26 per common share, compared with a similar non-cash charge of $10 million ($0.10 per common share) in 2000. Operating income (net sales less costs and depreciation and amortization) in 2001 declined to a loss of $164 million from an income of $50 million in 2000.

On May 9, 2001, the Government of Ontario announced corporate income tax rate reductions of 1% per year for the taxation years 2002 to 2005, inclusive. The income tax rate reduction will have a positive impact on cash flow in future years as future profits will be taxed at the lower tax rates. However, Canadian generally accepted accounting principles require the Corporation to adjust the amount of its net future income tax asset to reflect the four-percentage-point reduction in the Ontario corporate tax rate. Accordingly, the net future tax asset was reduced by $27 million, resulting in a non-cash charge to income in the same amount ($0.26 per common share). In May 2000, Ontario corporate income tax rate reductions for the 2000 and 2001 taxation years of 1% and 0.5%, respectively, were recorded by a reduction in the Corporation's net future income tax asset of $10 million, resulting in a non-cash charge to income in the same amount ($0.10 per common share).

In August 2001, a favourable legal settlement was achieved involving one of the Corporation's U.S. subsidiaries. The total award, after tax, was Cdn $14 million ($0.14 per common share), arising largely from accumulated interest.

Net sales for 2001 decreased by 10% to $2,561 million from $2,837 million in 2000. Shipments remained essentially unchanged at 4,690,000 tons, versus 4,684,000 tons in 2000, while average revenue per ton declined 10% to $546 compared with $606 per ton in 2000. Net sales were negatively impacted by significantly lower average revenue per ton as a result of both a less favourable mix of products sold, due to a lower level of activity in prime manufacturing markets, such as automotive, and by ongoing depressed spot market prices caused by high levels of unfairly priced imported steel.

For 2001, cost per ton improved $10 to $553 from $563 in 2000 as the cost impact of 11% lower semi-finished steel production, higher average natural gas prices, and unfavourable U.S. exchange was offset by various cost reduction initiatives throughout the Corporation. In addition, the before tax effect of the aforementioned legal settlement (Cdn $17 million) contributed to this decrease.

Depreciation and amortization expense decreased by 11% compared with 2000. This decrease was primarily due to certain assets becoming fully depreciated in 2000.

Interest on long-term debt declined to $49 million from $55 million in 2000. Average long-term debt outstanding in 2001 was lower than in 2000 as a result of regularly scheduled principal payments exceeding new borrowings. Other interest – net, an expense of $4 million in 2001, compared with an income of $7 million in 2000, reflected lower cash and cash equivalents balances and increased usage of the Corporation's operating lines of credit in 2001.

Income tax includes Canadian federal and provincial income taxes, as well as Canadian Large Corporation Tax, and federal and state income taxes pertaining to the Corporation's activities in the United Sates. An income tax recovery of $39 million was recorded in 2001 versus a recovery of $2 million in 2000, including the effects of reductions in Ontario tax rates in both years as described above. The components of consolidated income taxes for 2001 and 2000 are presented in Note 4 to the financial statements on page 35 of this report.

No dividends were declared for 2001. In 2000, $12 million ($0.12 per common share) of dividends were declared on common shares, of which $3 million was paid on February 1, 2001.

On January 21, 2002, the Corporation issued $90 million of 9.50% Convertible Subordinated Debentures due February 1, 2007. The debentures are convertible at the option of the holder into Series A Convertible Common Shares ("Shares") of the Corporation at any time prior to the maturity date at a conversion price of $4.50 per share. The debentures are redeemable by the Corporation, under certain circumstances, on and after February 1, 2005. The Corporation has the option to pay interest in cash, or by the issuance to a Trustee of Shares, the proceeds of the sale of which would be used to discharge the interest payment to the holder. The Corporation has the option to repay the principal amount of the debentures, at redemption or maturity, in cash or by the issuance of Shares directly to the holder. The proceeds of the sale of debentures will be used for general corporate purposes, including the repayment of short-term debt.

OPERATING REVIEW

The three reportable segments of Stelco's business are Integrated Steelmaking, Mini-mill, and Manufactured Products. Results of operations of these segments for 2001 and 2000 are summarized in the following tables.

2001

($ in millions)	Integrated Steelmaking	Mini-mill	Manufactured Products	Intersegment sales	Total
Net sales	$ 2,070	$ 315	$ 434	$ (258)	$ 2,561
Costs	2,124	282	445	(258)	2,593
Depreciation and amortization	121	7	4		132
Operating income (loss)	$ (175)	$ 26	$ (15)		$ (164)
Tons shipped 000's	4,021	794	496	(621)	4,690
Average revenue per ton	$ 515	$ 396	$ 876		$ 546
Cost per ton	$ 529	$ 354	$ 898		$ 553

2000

($ in millions)	Integrated Steelmaking	Mini-mill	Manufactured Products	Intersegment sales	Total
Net sales	$ 2,372	$ 311	$ 472	$ (318)	$ 2,837
Costs	2,184	278	494	(318)	2,638
Depreciation and amortization	139	6	4		149
Operating income (loss)	$ 49	$ 27	$ (26)		$ 50
Tons shipped 000's	4,085	768	545	(714)	4,684
Average revenue per ton	$ 581	$ 408	$ 866		$ 606
Cost per ton	$ 535	$ 363	$ 907		$ 563

In the following discussion of segment results, net sales, shipments, and average revenues and costs per ton include intersegment sales.

APPARENT CANADIAN STEEL CONSUMPTION

(millions of tons)


17.0
17.7
18.0
19.6
16.7
97
98
99
00
01

INTEGRATED STEELMAKING SEGMENT

The Integrated Steelmaking segment of the Corporation comprises those businesses that include and are primarily associated with the Hilton Works and Lake Erie Steel Company integrated steel plants and their raw material properties. Entities included in this segment are listed on pages 6 and 7 of this report.

The primary markets served by this segment are automotive, transportation, construction, manufacturing, and pipe and tubular manufacturers; steel service centres; and steel fabricators. Approximately 9% of the steel produced by the Integrated Steelmaking segment is used by Stelco's Manufactured Products segment.

NET SALES

Net sales for the major product types sold by the businesses comprising this segment are shown below:

($ in millions)	2001	2000
Hot rolled sheet	$ 871	$ 877
Cold rolled sheet	189	238
Coated sheet	520	613
Plate	149	189
Bar and wire rod	303	362
Other	38	93
Total	$ 2,070	$ 2,372

North American demand for steel products sold by this segment continued to decline from the already reduced levels experienced in the second half of 2000. Apparent Canadian steel consumption decreased by 15% to 16.7 million tons compared with 19.6 million tons in 2000. In 2001, net sales of the Integrated Steelmaking segment decreased by 13% to $2,070 million from $2,372 million in 2000. Shipments of Integrated Steelmaking products decreased to 4,021,000 tons from 4,085,000 tons in 2000, a 2% reduction, principally due to the impact of low-priced imports and generally reduced customer demand. Sales revenue was also affected by continued pressure on average selling prices due to weakened demand, high levels of imports, and a less favourable sales mix due to slowdowns in primary markets such as automotive. Average revenue per ton in 2001 decreased to $515 from $581 in 2000.

PRODUCTION AND COSTS

Semi-finished steel production – Integrated Steelmaking

(thousands of net tons)	2001	2000
Hilton Works	1,662	2,389
Lake Erie Steel Company	2,441	2,356
Total	4,103	4,745

While Lake Erie Steel Company produced semi-finished steel at record levels, total production of semi-finished steel from this segment decreased by 642,000 tons from 2000. "D" blast furnace at Hilton Works remained idled during the year, accounting for most of the decrease and enabling a reduction in inventory levels in this segment. Lake Erie Steel also achieved new records in hot strip rolling, producing 2,587,000 tons during the year, mainly as a result of the Phase I hot strip mill upgrade completed in 2000. In addition, in 2001, the Lake Erie Steel blast furnace set a new annual production record, 3% higher than its previous record.

Costs were $2,124 million in 2001 ($529 per ton) compared with $2,184 million ($535 per ton) in 2000. Lower operating volumes at Hilton Works steelmaking and rolling facilities, higher average natural gas prices in 2001 compared with 2000, and unfavourable U.S. exchange increased costs. Cost reduction initiatives and the aforementioned legal settlement more than offset these increases.

DEPRECIATION AND AMORTIZATION

The decrease in depreciation and amortization expense for this segment, from $139 million to $121 million reflects assets becoming fully depreciated in 2000.

OPERATING INCOME (LOSS)

An operating loss of $175 million was recorded for this segment in 2001 compared with an operating income of $49 million in 2000, primarily due to the sales-related factors noted above.

OTHER HIGHLIGHTS

In July 2001, Hilton Works received a favourable Ontario Labour Relations Board decision dismissing the United Steelworkers of America Local 1005's complaint of bad faith bargaining arising out of the 1996 labour negotiations at Hilton Works.

Hilton Works and Lake Erie Steel Company had their Environmental Management System (EMS) certified to ISO 14001 in 2001, the only internationally recognized EMS standard certified by independent auditors. These two facilities became the first Canadian integrated steel plants to achieve this distinction.

Stelco was honoured with the Canada Climate Change Voluntary Challenge Registry's Leadership Award for displaying extraordinary commitment, action, and leadership towards the voluntary reduction of Greenhouse Gas Emissions.

MINI-MILL SEGMENT

The Mini-mill segment of the Corporation includes Stelco-McMaster Ltée and AltaSteel Ltd., located in Contrecoeur, Quebec, and Edmonton, Alberta, respectively. These wholly owned subsidiaries comprise electric arc steelmaking, billet casting, and bar rolling facilities, and have combined steelmaking capacity of approximately 1,000,000 tons. This segment also includes the respective mini-mills' 50%-owned metal recyclers, Fers et Métaux Ltée and GenAlta Recycling Inc. The primary markets served by this segment are automotive, construction, oil and gas, mining, manufacturing, and steel service centres. Entities included in this segment are highlighted on pages 8 and 9 of this report.

Net sales of Mini-mill segment products were $315 million in 2001 compared with $311 million in 2000. Average revenue per ton decreased, primarily due to lower selling prices and increased billet sales at Stelco-McMaster Ltée. A more favourable mix of sales at AltaSteel, with increased sales of mining-related products, was an offsetting factor.

Semi-finished steel production – Mini-mill

(thousands of net tons)	**2001**	2000
Stelco-McMaster Ltée	**584**	582
AltaSteel Ltd.	**272**	267
Total	**856**	849

Production at Stelco-McMaster's bar mill reached 340,000 tons, an increase of 43,000 tons or 14% over 2000, reflecting the additional 115,000 tons of capacity made possible by the bar mill modernization project, which was completed in the first quarter of 2000. As a result, bar shipments increased in 2001 setting a quarterly shipping record in the fourth quarter.

During the latter part of the third quarter of 2001, AltaSteel interrupted its normal bar mill operation for approximately four weeks to accommodate the successful installation and commissioning of the $23 million bar mill expansion. During the fourth quarter of 2001, bar mill production exceeded previous production levels for the majority of products rolled. Operations are now focused on obtaining increased productivity on the balance of products and on completing the new $7 million grinding rod heat-treat facility, which is scheduled to start operation in the first quarter of 2002.

Operating income from the Mini-mill segment was $26 million in 2001 versus $27 million in 2000.

MANUFACTURED PRODUCTS SEGMENT

The Manufactured Products segment of the Corporation includes businesses, both wholly and partially owned, involved in further steel processing. Products manufactured by this segment include a wide variety of wire and wire products, small- and large-diameter pipe and tubular products, and grinding balls. Further information on the entities comprising this segment may be found on pages 10 and 11 of this report.

Manufactured Products' net sales decreased 8% to $434 million in 2001 from $472 million in 2000. The major net sales changes in the year were decreases at Stelwire Ltd. due to weakened demand, and reduced shipments of large-diameter pipe from Welland Pipe Ltd. Partially offsetting these decreases were higher shipments from Stelpipe Ltd. as a result of continued strong oil and gas industry demand, and improved sales from Stelfil Ltée. The Stelpipe Ltd. stretch reduction mill exceeded its previous annual production record by 5%.

An operating loss of $15 million was recorded by this segment in 2001 compared with a loss of $26 million in 2000.

Three new collective labour agreements were reached at businesses in the segment. USWA Local 5328 at Stelwire's Burlington Works ratified a new five-year labour contract 14 months ahead of the expiry date of the current agreement. The new contract takes effect in July 2002 and expires in July 2007. CAW Local 523 at Stelpipe ratified a new contract, which expires on September 30, 2004. Early in January 2002, CAW Local 523 at Welland Pipe ratified a new contract, which is in effect until October 31, 2003.

On September 28, 2001, Stelwire's Burlington Works completed five years without a lost-time accident.

LIQUIDITY AND CAPITAL RESOURCES

Cash conservation measures put into place in the second half of 2000 remained in effect throughout 2001. Significant losses, primarily caused by reduced selling prices and a less favourable sales mix, resulted in reduced cash flows from operations before the effect of changes in operating elements of working capital. At December 31, 2001, cash and cash equivalents amounted to $41 million compared with $45 million at the end of 2000. In September 2001, Stelco Inc. established a new, two-year, renewable operating credit facility totaling $250 million, replacing an existing $225 million line of credit. The new facility is secured by trade accounts receivable and inventories of Stelco Inc. and has no financial covenants. The Corporation had operating lines of credit available aggregating to $313 million as at December 31, 2001, including the $250 million directly available to Stelco Inc. The balance of $63 million consisted of credit lines available to its wholly owned subsidiaries and Stelco's share of credit lines available to its jointly owned corporate entities.

The Corporation's consolidated net cash position (cash and cash equivalents less bank indebtedness) was negative $35 million at the end of 2001 versus a positive $2 million at the end of 2000.

Long-term debt/equity as a percent of total capital was 39/61 at December 31, 2001 compared with 37/63 at the end of the previous year.

OPERATING ACTIVITIES

The 2001 net loss after adjustments for non-cash items was $78 million compared with a net income, after similar adjustments, of $160 million in 2000.

Changes in operating elements of working capital provided $150 million in 2001, principally a reduction in inventories of $102 million. Conversely, an inventory build of $121 million was the principal factor in the $87 million use of cash by operating elements of working capital in 2000.

Operating activities provided a cash flow of $69 million in 2001 compared with $75 million in 2000.

INVESTING ACTIVITIES

The final $6 million repayment of a $69 million advance to the Z-Line Company, a 60%-owned partnership, occurred in 2000. The advance, made in June 1996, allowed the partnership to eliminate its debt to a consortium of banks.

During 2001, the Corporation realized proceeds of $21 million on the sale and leaseback of certain assets. The leases are primarily accounted for as operating leases.


CAPITAL SPENDING
($ in millions)
252
212
222
148
73
97
98
99
00
01

As an element of the cash conservation program, expenditures for capital assets were reduced to $73 million in 2001 compared with $148 million in 2000. Spending in 2001 was directed mainly toward equipment purchases for Phase II of the Lake Erie Steel Company hot strip mill upgrade and to the modernization and expansion of the AltaSteel Ltd. bar mill. Spending in 2000 included Phase I and II of the Lake Erie Steel hot strip mill upgrade and various projects at Hilton Works.

The estimated cost of completing capital projects in progress at December 31, 2001, was $240 million. It is anticipated that these expenditures will be financed primarily from external sources.

FINANCING ACTIVITIES

Bank indebtedness increased by $33 million during 2001 compared with an increase of $37 million in the previous year.

Issuance of long-term debt, principally by AltaSteel Ltd. to finance their bar mill upgrade, provided $19 million in 2001 compared with $1 million in 2000.

Repayment of long-term debt amounted to $70 million in 2001 versus $64 million in 2000. Payments of $30 million were made in both years on the Notes payable; $30 million on other term loans ($21 million in 2000); and $10 million on amounts owing by proportionately consolidated joint ventures ($13 million in 2000).

No options were exercised in 2001 and 2000 under terms of the Corporation's Key Employee Stock Plan, the details of which are provided in Note 11 to the consolidated financial statements.

In 2001, no common shares were acquired for cancellation under a normal course issuer bid that expired March 15, 2001. During 2000, 3,293,400 common shares were purchased for $26 million and were cancelled.

No dividends were declared in 2001. On February 1, 2001, $3 million in common share dividends were paid relating to a dividend declared in December 2000.

TRADE

Many steel markets around the world are unable to fully absorb the steelmaking capacity in their respective regions. Significant excess steelmaking capacity exists worldwide, which has resulted in large volumes of steel being exported to North America at unfair prices and has led to many unfair trade cases in Canada and the U.S. According to Statistics Canada, during 2001, imports into the Canadian market totalled 6.1 million tons representing 37% of total apparent Canadian steel consumption compared with 8.7 million tons, representing 44% of total apparent Canadian steel consumption in 2000.

On June 1, 2001, the Canadian International Trade Tribunal (CITT) ruled that dumped imports of reinforcing bar from Indonesia, Japan, Latvia, Moldova, Poland, Taiwan, and Ukraine had injured Canadian production. Antidumping duties as high as 69% were put into place for a minimum of five years.

On July 3, the CITT announced it had found no injury or threat of injury to Canadian production due to dumped imports of corrosion-resistant steel sheet from six countries (China, India, Malaysia, Russia, South Africa, and Taiwan), which the Canada Customs and Revenue Agency (CCRA) had determined in March 2001 to be dumped. That ruling is currently subject to judicial review.

On July 4, the CITT announced that it had rescinded an antidumping order on oil and gas well casing from South Korea and the U.S.

On August 17, the CITT ruled that unfairly traded imports of hot rolled sheet from Brazil, Bulgaria, China, India, Macedonia, South Africa, Taiwan, Ukraine, and Yugoslavia had injured production in Canada but determined that imports from South Korea, Saudi Arabia, and New Zealand had not caused injury. Antidumping duties ranging from 3% to 169% are now in place for five years.

On October 9, the CITT ruled that the dumping of cold rolled sheet from nine countries (Brazil, China, Italy, Luxembourg, Macedonia, Malaysia, South Africa, South Korea, and Taiwan) had not caused injury to production in Canada. That ruling is currently under judicial review.


IMPORTS SHARE OF APPARENT CANADIAN STEEL CONSUMPTION
(% of total)
37
42
38
44
37
97
98
99
00
01

On June 30, 2001, at the direction of United States President George W. Bush, the U.S. International Trade Commission (ITC) began its investigation under sections 201 and 202 of the Trade Act of 1974 (the "U.S. 201 Investigation") into the import of 33 separate steel product groups from all countries to determine if the corresponding U.S. industries had been subjected to serious injury as a result of the level and price of the imports. The ITC was to provide separate assessments of injury with respect to the two partners of the U.S. in the North American Free Trade Agreement ("NAFTA"), Canada and Mexico. The Corporation joined with other Canadian producers in presenting testimony in respect of each of 14 products.

The ITC ruled on October 22, 2001, that imports of a broad range of steel products had injured U.S. steel production. Imports of flat rolled steel from Canada were found not to have contributed to the injury suffered by U.S. producers. However, imports of hot rolled bars and welded tubular products from Canada were found to have contributed to injury and are included in the remedy recommendations forwarded to the President.

As a result of these findings, the Corporation and other Canadian producers made presentations to the U.S. Trade Policy Staff Committee early in 2002 in order to justify exclusion of Canada from the remedies to be invoked by President Bush. On March 5, 2002, President Bush announced tariffs ranging from 8% to 30% on imports of most key steel products. Canada was excluded from these tariffs due to its NAFTA status.

The resolution of the U.S. 201 Investigation against countries outside North America may well result in diversion of additional imports to Canada from those countries. The Corporation and other Canadian steel companies are engaged in discussion with the Government of Canada to determine how best to address such diversion.

RISKS AND UNCERTAINTIES

STEEL SUPPLY AND PRICES

Among the most significant issues facing the North American steel industry are excess global steelmaking capacity and exceptionally low prices. One factor driving low prices has been the entry of unfairly priced steel products into Canada. The international over-supply of steel has resulted in a continuation of unfairly priced imports entering the North American market during 2001. Although the pace of such imports during 2001 has declined when compared with 2000, it remains high compared with the historical standard of approximately 26% for the 1990 to 1996 period.

CYCLICALITY OF THE NORTH AMERICAN STEEL INDUSTRY

The North American steel industry is cyclical in nature and is sensitive to general economic conditions. The financial condition and results of operation of companies in the steel industry are generally affected by macroeconomic fluctuations in the United States, Canadian, and global economies. The Corporation is particularly sensitive to trends in cyclical industries, such as automotive, construction, and oil and gas, which are significant markets for the Corporation's products.

The benchmark hot rolled steel spot market price reached approximately US $320 per ton in the spring of 2000. By the end of December 2001, it had dropped to approximately US $200 per ton, the lowest in 20 years.

Market conditions for steel products in the North American market have been difficult since the third quarter of 2000. In the key automotive market, automotive builds in North America declined by approximately 10% in 2001 from 2000. A significant portion of the Corporation's revenue is dependent upon the automotive industry. For the period 1999 to 2001, sales to the automotive industry represented approximately 40% of the Corporation's net sales. Demand in other manufacturing sectors has also weakened over the last 15 months with the exception of the construction and oil and gas industries. Continued weak market conditions are expected to prevail at least through the first half of 2002 and there can be no assurance when such market conditions will improve.

RESTRUCTURING ACTIVITY

Since 1990, many North American steel companies have sought creditor protection. Many of these companies have continued to operate and have obtained significant cost advantages. Upon emergence from bankruptcy protection, these companies, or new entities that purchase the facilities of these companies through the bankruptcy process, have been relieved of certain debt, labour, retiree, environmental, and other obligations. As a result, these companies are able to operate with lower costs than some of their competitors.

VARIABILITY OF OPERATING RESULTS

The Corporation's operational and financial results may fluctuate substantially, due not only to the cyclicality of the steel industry, but also to other factors such as specific product competition, operating performance, uncontrollable increases in prices of raw materials and utilities, and difficulties or delays in capital projects. The Corporation has experienced a prolonged period of low selling prices for its steel products contributing to six successive quarters of losses beginning in the third quarter of 2000. The Corporation is expected to return to profitable operations when steel demand and prices return to more normal levels.

CURRENCY FLUCTUATIONS

The Corporation is a net purchaser of U.S. dollars with U.S.-dollar denominated purchases of raw materials, supplies, and equipment exceeding U.S. dollar receipts from sales by US $248 million in 2001 compared with US $284 million in 2000. As a net purchaser of U.S. funds, the Corporation is negatively affected by a weak Canadian currency. However, this is somewhat offset by the favourable effect of a weak Canadian dollar on the Corporation's competitive position, as well as the competitiveness of its Canadian customers, over U.S.-based counterparts. The average value of the Canadian dollar in U.S. terms declined from $0.6733 in 2000 to $0.6458 in 2001.

OPERATING LINES OF CREDIT AND INTEREST RATES

The Corporation's operating lines of credit are subject to periodic renewal, with a significant number of such lines up for renewal in the next 24 months.

The Corporation's operating lines of credit are made available at floating rates of interest. With the current level of the Corporation's debt load, and at current interest rates, there is no abnormal interest rate risk for the Corporation. If the Bank of Canada raises interest rates significantly, the Corporation's interest expense on its floating rate indebtedness will increase. There also could be a negative impact on general economic activity and steel consumption as a result of an increase in interest rates.

LABOUR MATTERS

The Corporation and its wholly owned subsidiaries are party to 11 collective agreements with trade unions representing approximately 75% of the Corporation's employees. The agreements are limited to single plants. Five agreements were scheduled to expire in 2002, one of which has already been renegotiated. Of the four remaining labour agreements expiring in 2002, two are material to Stelco's operations – Hilton Works and Stelco-McMaster Ltée. These two labour agreements expire July 31, 2002. No assurance can be given that labour difficulties at any of the Corporation's business units will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, or results of operations of the Corporation.

ENVIRONMENTAL MATTERS

The Corporation's businesses are required to comply with an evolving body of environmental laws and regulations concerned with, among other things, emissions into the air, discharges to surface ground water, noise control, and the generation, handling, storage, transportation, and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, or municipal jurisdictions.

In meeting its overall environmental goals and government-imposed standards in 2001, the Corporation incurred operating costs of $63 million ($61 million in 2000) and spent $3 million on capital improvements ($18 million in 2000).

Stelco's Corporate Health, Safety and Environment Department regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's environmental policies and legal requirements.

The Corporation believes that future costs relating to environmental compliance will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as new laws or enforcement policies, or a crisis at one of our properties or operations, could result in material adverse costs.

TECHNOLOGY AND COMPETITION

The expansion in North America of electric arc furnace steel mills (also referred to as mini-mills), which produce steel from scrap, has contributed to the competitive pressures faced by integrated producers such as the Corporation. Although the participation of mini-mills in steel markets was initially limited to structural, bar, and rod products, the product lines offered by these producers have expanded substantially in recent years. Thin-slab-casting technologies now permit such mills to participate in sheet and plate markets that previously were served largely by integrated plants. The Corporation, which is involved in both mini-mill and integrated steelmaking operations, is unable to predict the extent and severity of future competition and technology developments.

SUPPLY OF RAW MATERIALS AND ENERGY

The Corporation's operations require substantial amounts of raw materials including coal, iron ore, coke, natural gas, electricity, and other inputs. The price and availability of such raw materials and inputs are subject to market forces and, in some cases, to government regulations and, accordingly, are subject to change. Fluctuations during 2000 and 2001 with respect to higher natural gas prices had a significant negative impact on the Corporation's results during these periods. The Ontario government recently announced that the electricity market in Ontario will be deregulated as of May 1, 2002, giving rise to uncertainty as to prices in the future. The Corporation may not be able to pass on increases in the price of such inputs to its customers.

OUTLOOK

The economic weakness prevalent in the past six quarters, particularly in the automotive and manufacturing sectors, is likely to continue into 2002. However, some improvement in selling prices has been evident early in 2002, which, if sustained, will have a positive impact on the Corporation's results. The Section 201 Trade actions taken by the U.S. could pose additional challenges in the upcoming year through the diversion of dumped steel into the Canadian market. The Corporation is engaged in dialogue with the Canadian government in this matter to mitigate, as much as possible, the effect of any diverted imports. The Corporation will continue its focus on cost reduction and cash management in 2002.

Management of Stelco Inc. is responsible for the preparation of the accompanying consolidated financial statements and related information contained in this Annual Report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen methods which management believes to be appropriate in the circumstances. Where estimates or judgments have been required, management has determined such amounts on a reasonable basis in conformity with Canadian generally accepted accounting principles.

In meeting its reporting responsibility, management has established and followed policies and procedures and systems of internal control designed to (i) provide reasonable assurance that assets were safeguarded from loss or unauthorized use and (ii) produce reliable financial information. These internal control systems were periodically tested and evaluated by both the internal auditors and the external auditors, and management took any action necessary to respond appropriately to their recommendations. Management recognizes the limits inherent in all systems of internal control but believes that Stelco has established effective and responsive systems of internal control through the careful selection of employees, the division of responsibilities, and the application of formal policies and procedures.

The Board of Directors oversees management's preparation of the consolidated financial statements and ultimately approves the financial statements and related disclosure based on a recommendation from the Audit Committee of the Board of Directors. As a basis for recommending approval of the consolidated financial statements to the Board of Directors, the Audit Committee reviews with management the Corporation's internal controls over financial reporting and the accounting policies and procedures employed by the Corporation for financial reporting purposes and, as well, meets independently with internal and external auditors to consider the results of their audits.

Stelco's management believes that the systems of internal control, review procedures, and established policies provide reasonable assurance that the Corporation's operations have been carried out in conformity with the high business standards of the Corporation's Code of Ethics and Business Conduct.

The Audit Committee recommended the appointment of the Corporation's external auditors, KPMG LLP, to examine the 2001 and 2000 consolidated financial statements of the Corporation in accordance with auditing standards generally accepted in Canada. The appointment of the external auditors was confirmed by the Corporation's shareholders. The external auditors' report as to the fairness of presentation of these financial statements and their conformity with Canadian generally accepted accounting principles is included in this Annual Report.

J. C. Alfano
President
and Chief Executive Officer

M. C. Steinman
Executive Vice President
and Chief Financial Officer

Hamilton, Canada
January 31, 2002

TO THE SHAREHOLDERS OF STELCO INC.

We have audited the consolidated statements of financial position of Stelco Inc. as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

KPMG

Hamilton, Canada
January 31, 2002

Consolidated Statement of Income

Years ended December 31, (in millions, except per share amounts)	2001	2000
Net sales	$ 2,561	$ 2,837
Costs	2,593	2,638
EBITDA*	(32)	199
Depreciation and amortization	132	149
OPERATING INCOME (LOSS)	(164)	50
FINANCIAL EXPENSE		
Interest on long-term debt	(49)	(55)
Other interest – net	(4)	7
INCOME (LOSS) BEFORE INCOME TAXES	(217)	2
Income tax expense (recovery) *(Note 4)* – current	15	10
– future	(81)	(22)
– impact of income tax rate reduction	27	10
NET INCOME (LOSS)	$ (178)	$ 4
EARNINGS (LOSS) PER COMMON SHARE *(Note 11)*		
Basic and fully diluted	$ (1.74)	$ 0.04
Weighted average common shares outstanding – millions	102.2	103.4

*Earnings before interest, taxes, depreciation and amortization.

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statement of Retained Earnings

Years ended December 31, (in millions)	2001	2000
Balance at beginning of year as previously reported	$ 201	$ 637
Retroactive adjustment on implementation of changes in accounting policies *(Note 2)*	–	427
Balance at beginning of year as restated	201	210
Net income (loss)	(178)	4
Premium on common shares purchased for cancellation *(Note 11)*	–	(1)
Dividends *(Note 11)*	–	(12)
Balance at end of year	$ 23	$ 201

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statement of Financial Position

At December 31, (in millions)	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 41	$ 45
Accounts receivable	346	383
Inventories *(Note 5)*	678	780
Prepaid expenses	11	15
Future income taxes *(Note 4)*	25	14
	1,101	1,237
CURRENT LIABILITIES		
Bank indebtedness *(Note 6)*	76	43
Accounts payable and accrued	451	442
Employee future benefits *(Note 13)*	44	42
Income and other taxes	21	13
Cash dividends payable	–	3
Long-term debt due within one year *(Note 9)*	71	70
Future income taxes *(Note 4)*	–	1
	663	614
WORKING CAPITAL	438	623
OTHER ASSETS		
Capital assets *(Note 7)*	1,312	1,384
Deferred pension cost *(Note 13)*	281	257
Future income taxes *(Note 4)*	114	72
Other	20	18
	1,727	1,731
TOTAL INVESTMENT	2,165	2,354
OTHER LIABILITIES		
Provision for blast furnace relines – beyond one year	66	52
Employee future benefits *(Note 13)*	819	792
Long-term debt *(Note 9)*	456	508
Future income taxes *(Note 4)*	7	7
	1,348	1,359
SHAREHOLDERS' EQUITY	$ 817	$ 995
Derived from:		
Capital stock *(Note 11)*	$ 781	$ 781
Contributed surplus	13	13
Retained earnings	23	201
	$ 817	$ 995

See accompanying Notes to the Consolidated Financial Statements.

On behalf of the Board:

James C. Alfano
Director

J. E. Caldwell
Director

Years ended December 31, (in millions)	2001	2000
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss)	$ (178)	$ 4
Adjustments for items not affecting cash		
Depreciation and amortization	132	149
Future income taxes	(81)	(22)
Impact of income tax rate reductions	27	10
Employee pension and other future benefits	6	4
Provision for blast furnace relines	14	15
Other – net	2	–
	(78)	160
Changes in operating elements of working capital (see below)	150	(87)
Other – net	(3)	2
	69	75
INVESTING ACTIVITIES		
Repayment from joint venture *(Note 12)*	–	6
Proceeds from sale of capital assets	21	–
Expenditures for capital assets	(73)	(148)
	(52)	(142)
FINANCING ACTIVITIES		
Increase in bank indebtedness	33	37
Net proceeds from issue of long-term debt	19	1
Reduction of long-term debt	(70)	(64)
Purchase of common shares *(Note 11)*	–	(26)
Cash dividends paid	(3)	(12)
	(21)	(64)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4)	(131)
CASH AND CASH EQUIVALENTS		
Balance at beginning of year	45	176
Balance at end of year	$ 41	$ 45
CHANGES IN OPERATING ELEMENTS OF WORKING CAPITAL		
Accounts receivable	$ 37	$ 91
Inventories	102	(121)
Prepaid expenses	4	–
Accounts payable and accrued	(2)	(55)
Income and other taxes	9	(2)
	$ 150	$ (87)
Cash paid for:		
Interest	$ 54	$ 56
Income taxes	18	16

See accompanying Notes to the Consolidated Financial Statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries, and its proportionate share of the accounts of its joint ventures.

FOREIGN CURRENCIES

Monetary assets and liabilities originating in foreign currencies are translated at year-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at historic rates prevailing when the assets were acquired or the liabilities incurred. Income and expense items, other than those related to assets and liabilities translated at historic rates, are translated at the average rates for the year.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Income.

INVENTORIES

Inventories are valued at the lowest of cost, replacement cost, and net realizable value. Physical quantities are normally confirmed once a year.

CAPITAL ASSETS AND DEPRECIATION AND AMORTIZATION

Capital assets are recorded at historical cost less investment tax credits realized and include construction in progress. Depreciation and amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences. The following annual amortization rates are in effect:

Buildings	$2\frac{1}{2}$ to 5%
Equipment	6 to $7\frac{1}{2}$%
Automotive and mobile equipment	10 to 20%
Raw material plants and properties	$4\frac{1}{2}$ to 5%

BLAST FURNACE RELINES

The Corporation's blast furnaces periodically require extensive relining. The estimated future costs of such relines are charged to income on a unit-of-iron-production basis over the period to the next anticipated reline date and are accumulated as a Provision for blast furnace relines. The actual costs of relines are charged against the accumulated provision as incurred.

RESEARCH AND DEVELOPMENT

Expenditures for research are expensed as incurred. Expenditures for development are capitalized when applicable; otherwise they are expensed as incurred. No development expense has been capitalized in 2001 or 2000.

INTEREST

Interest costs are expensed as incurred.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EMPLOYEE FUTURE BENEFITS

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement, and post-employment benefits to most of its employees. One subsidiary maintains a multiemployer defined benefit pension plan. Pension plan assets are valued at market-related value for purposes of calculating the expected return on plan assets. The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance, and certain compensated absences) related to the employees' current service is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method estimating the usage frequency and cost of services covered and management's best estimates of investment yields, salary escalation, and other factors. Past service costs are amortized over the average remaining service life of active employees. The Corporation has elected to use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. A valuation allowance is recorded against an accrued benefit asset if the asset, less unamortized past service costs and unamortized actuarial losses, exceeds the present value of future service costs for the current active employees. The multiemployer pension plan is accounted for as a defined contribution plan.

See Note 2 – Changes in Accounting Policies.

Salaried employees hired after July 31, 1997, participate in the Corporation's "Opportunity" program, which includes a flexible credit plan for benefits and a self-directed group RRSP. They do not participate in the defined benefit plans.

STOCK-BASED COMPENSATION PLANS

The Corporation has a stock option plan and a deferred share unit plan, which are described in Note 11. No compensation expense is recognized for the stock option plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense for the deferred share unit plan is recognized at the time the compensation is earned. Changes in the fair value of deferred share units are recorded as expense or income.

INCOME TAXES

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future tax assets and liabilities arising from changes in tax rates is recognized in income in the year the changes occur.

See Note 2 – Changes in Accounting Policies.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation is party to certain derivative financial instruments, principally interest rate swap contracts (used to manage the exposure to interest rate cash flow risk) and forward foreign exchange contracts (used to manage foreign currency exposures on export sales). These instruments are not recognized in the consolidated financial statements on inception. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term obligations. Gains and losses on forward foreign exchange contracts are recognized in revenues in the same period as the foreign currency revenues to which they relate. The carrying amounts of derivative financial instruments are included in accounts receivable in the case of contracts in a net receivable position and in accounts payable and accrued liabilities in the case of contracts in a net payable position.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MEASUREMENT UNCERTAINTY

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 CHANGES IN ACCOUNTING POLICIES

EARNINGS PER SHARE

Effective January 1, 2001, the Corporation adopted the new accounting standard of the Canadian Institute of Chartered Accountants (CICA) relating to Earnings per share. The new standard requires that the dilutive effect of stock options on earnings per share be calculated using the treasury stock method as described in Note 11. Previously, proceeds from the exercise of stock options were assumed to be invested and net income for the period was increased by the after-tax income from the investments. All options outstanding in the period were included in the calculation. Diluted earnings per share for 2000 has been recalculated using the new standard. Diluted earnings per share for the year ended December 31, 2000, was unchanged under the new standard.

EMPLOYEE FUTURE BENEFITS AND FUTURE INCOME TAXES

Effective January 1, 2000, the Corporation retroactively adopted, without restating prior periods, the new accounting standards of the CICA relating to Employee future benefits and Future income taxes. The effect of the former change was a decrease to retained earnings of $469 million, an increase to employee future benefit liabilities of $783 million, an increase to deferred pension cost of $58 million, and a net increase to future income tax assets of $256 million as at January 1, 2000. The effect of the latter change was an increase to retained earnings of $42 million and a decrease to the future income tax liability of $42 million as at January 1, 2000.

3 SEGMENTED INFORMATION

The Corporation operates, primarily within the North American market, as a group of businesses producing and marketing a wide range of steel products. Businesses in the Integrated Steelmaking segment produce raw materials (coal and ore) and manufacture and sell hot rolled, cold rolled, and coated sheet; plate; and bar and rod. Businesses in the Mini-mill segment provide scrap as a raw material, and manufacture and sell billets, merchant bars, and special quality bar products. Businesses comprising the Manufactured Products segment manufacture and sell wire and wire products, large- and small-diameter pipe, and forged grinding balls. Intersegment sales are recorded at market value.

Effective January 1, 2001, the Corporation's former Rolled steel products segment has been divided into two segments, Integrated Steelmaking and Mini-mill. Financial information for the Corporation's wholly owned subsidiaries Stelco-McMaster Ltée (including its joint venture Fers et Métaux Recyclés Ltée) and AltaSteel Ltd. (including its joint venture GenAlta Recycling Inc.), previously included in the Rolled steel products segment, is now disclosed in the Mini-mill segment. Amounts reported for 2000 have been restated.

3 SEGMENTED INFORMATION (CONTINUED)

(Dollars in millions)	2001	2000
Net sales – trade		
Integrated Steelmaking	$ 2,070	$ 2,372
Mini-mill	315	311
Manufactured Products	434	472
Intersegment Sales		
Integrated Steelmaking	(194)	(244)
Mini-mill	(62)	(72)
Manufactured Products	(2)	(2)
	$ 2,561	$ 2,837
Shipments – trade (thousands of net tons)		
Integrated Steelmaking	4,021	4,085
Mini-mill	794	768
Manufactured Products	496	545
Intersegment shipments		
Integrated Steelmaking	(429)	(489)
Mini-mill	(192)	(225)
Manufactured Products	–	–
	4,690	4,684
Operating income (loss)		
Integrated Steelmaking	(175)	49
Mini-mill	26	27
Manufactured Products	(15)	(26)
	$ (164)	$ 50
Assets		
Integrated Steelmaking	2,412	2,592
Mini-mill	207	183
Manufactured Products	209	193
	$ 2,828	$ 2,968
Depreciation and amortization		
Integrated Steelmaking	121	139
Mini-mill	7	6
Manufactured Products	4	4
	$ 132	$ 149
Expenditures for capital assets		
Integrated Steelmaking	45	134
Mini-mill	26	11
Manufactured Products	2	3
	$ 73	$ 148

3 SEGMENTED INFORMATION (CONTINUED)

(Dollars in millions)	2001	2000
Geographic segments		
Net sales		
Canada	$ 2,154	$ 2,352
United States	346	440
Other	61	45
	$ 2,561	$ 2,837
Capital assets – net		
Canada	1,240	1,307
United States	72	77
	$ 1,312	$ 1,384

4 COMPONENTS OF CONSOLIDATED INCOME TAXES

The income tax expense differs from the amount calculated by applying Canadian income tax rates (Federal and Provincial) to income before income taxes, as follows:

(in millions)	2001	2000
Income (loss) before income taxes	$ (217)	$ 2
Income tax expense (recovery) computed using statutory income tax rates (2001 – 43%; 2000 – 44%)	(93)	1
Add (deduct):		
Manufacturing and processing credit	19	–
Mining incentives	(4)	(6)
Adjustment to future tax assets and liabilities for enacted changes in tax rates at enactment date	27	10
Current tax benefits after enactment, adjusted for future tax rates	8	–
Resolution of prior years tax issues	(3)	(11)
Minimum tax	3	4
Non-recognition of tax assets recorded in prior years	4	–
	54	(3)
Income tax (recovery)	$ (39)	$ (2)

4 COMPONENTS OF CONSOLIDATED INCOME TAXES (CONTINUED)

Components of Future income tax assets and (liabilities) are summarized as follows:

(in millions)	2001	2000
Future income tax assets – current		
Employee future benefits	$ 10	$ 14
Non-capital loss carryforward	10	–
Other	5	–
	25	14
Future income tax assets – non-current		
Employee future benefits	215	237
Deferred pension cost	(80)	(82)
Non-capital loss carryforward	143	113
Ontario minimum tax	13	13
Plant and equipment – difference in net book value and undepreciated capital cost	(158)	(185)
Other	(19)	(24)
	114	72
Future income tax liability – current		
Foreign	–	(1)
Future income tax liability – non-current		
Foreign		
Employee future benefits	29	27
Investment in joint ventures	(32)	(30)
Other	(4)	(4)
	(7)	(7)
Net future income tax asset	$ 132	$ 78

The tax benefit of $4 million relating to $19 million of non-capital losses was not recognized in the financial statements. These losses will expire in 2002. In addition, the Corporation has $16 million of foreign future tax assets that have not been recorded.

5 INVENTORIES

(in millions)	2001	2000
Raw materials and supplies	$ 287	$ 288
Finished and semi-finished products	391	492
	$ 678	$ 780

6 BANK INDEBTEDNESS

The weighted average interest rate on bank indebtedness was 4.74% at December 31, 2001 (6.62% at December 31, 2000). The credit facilities are subject to renewal on various dates from 2002 to 2004. Bank indebtedness is secured by accounts receivable, inventories, and various other assets.

7 CAPITAL ASSETS

(in millions)		2001		2000
Raw material plants and properties	$	402	$	406
Manufacturing plants and properties		3,895		3,808
		4,297		4,214
Less accumulated depreciation and amortization		(3,085)		(3,004)
		1,212		1,210
Construction in progress		100		174
	$	1,312	$	1,384

8 PROPORTIONATELY CONSOLIDATED JOINT VENTURES AND RELATED COMMITMENTS

The Corporation's joint ventures are an integral part of operations and exist to provide raw materials and certain manufacturing, finishing, and sales functions.

The following is a summary of the Corporation's proportionate share of the financial position, operating results, and cash flows of the joint ventures:

(in millions)		2001		2000
Current assets	$	120	$	126
Non-current assets		236		240
Total assets		356		366
Current liabilities		92		116
Long-term liabilities		51		42
Equity	$	213	$	208

(in millions)		2001		2000
Revenue	$	93	$	83
Expenses		71		61
Net income	$	22	$	22

(in millions)		2001		2000
Cash provided by (used for)				
Operating activities	$	39	$	46
Investing activities		(27)		(38)
Financing activities		(13)		(13)
Net increase (decrease) in cash and cash equivalents	$	(1)	$	(5)

Included in the liabilities of the joint ventures is $26 million of debt against which certain assets relating to those entities have been pledged ($39 million in 2000).

COMMITMENTS

The Corporation is committed to pay its share of the costs, including minimum charges for principal and interest to cover servicing of long-term debt, of certain joint ventures. The Corporation's share of such minimum charges averages $14 million annually to 2003.

9 LONG-TERM DEBT

(in millions)		2001		2000
10.4% retractable debentures due				
November 30, 2009 (see (a) and (d) below)	$	125	$	125
Notes payable at a weighted average interest rate of 10.2% (see (b) below)		45		75
8% retractable debentures due				
February 15, 2006 (see (c) and (d) below)		150		150
Term loan at 7.75% or Bankers' Acceptance Rate plus 1.00% maturing				
on June 10, 2005 (see (e) below)		56		69
Term loan at Bankers' Acceptance Rate plus 1.75% to 2.25%				
or Canadian Prime Rate plus 0.75% to 1.25%				
maturing on August 1, 2007 (see (e) below)		20		19
Term loan at Bankers' Acceptance Rate plus 2.75% or				
Government of Canada Bond Rate plus 3.55%				
maturing on January 31, 2003 (see (e) below)		23		33
Term loan at 7.71% maturing on November 30, 2003 (see (e) below)		10		15
Term loan at 7.01% maturing on January 31, 2008 (see (e) below)		76		85
Term loan at 6.20% maturing on July 4, 2005 (see (e) below)		5		6
Term loan at Bankers' Acceptance Rate plus 1.00% or				
Canadian Prime Rate plus 0.5% maturing				
on December 19, 2007 (see (e) below)		17		–
Other		–		1
		527		578
Less amount due within one year, net of prepayments		71		70
	$	456	$	508

The estimated fair value of the Corporation's long-term debt, net of amount due within one year, was approximately $417 million at December 31, 2001 ($441 million at December 31, 2000). (See Note 14.)

(a) The Debentures mature on November 30, 2009 but are redeemable after November 30, 1999 at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the Debentures calculated on the business day preceding the date on which the Corporation gives notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the Debentures, plus 0.40%.

(b) Under certain circumstances, which include changes in ownership of the Corporation, the lender can require immediate repayment of principal and accrued interest of this indebtedness. The notes are payable in semi-annual installments ending on May 31, 2003.

9 LONG-TERM DEBT (CONTINUED)

(c) The Debentures mature on February 16, 2006 but are redeemable at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the Debentures calculated on the business day preceding the date on which the Corporation gives notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the Debentures, plus 0.50%.

(d) Throughout the life of the Debentures, upon the occurrence of both a designated event and a rating decline, a holder of Debentures may require the Corporation to purchase all or any portion of such holder's Debentures unless a rating recovery has occurred. For these purposes, designated event includes significant changes in ownership, control or structure of the Corporation or membership of the Board of Directors or certain distributions of cash, property, or securities excluding regular dividends and distributions of non-redeemable and non-retractable shares of the Corporation.

(e) These term loans are secured by claims on the assets of the borrowers and are payable in monthly, quarterly, or semi-annual installments ending on the maturity dates shown.

After allowing for prepayments, annual sinking fund and other repayments of debt over the next five years amount to $71 million in 2002, $64 million in 2003, $37 million in 2004, $29 million in 2005, and $170 million in 2006.

10 COMMITMENTS

(a) CAPITAL PROGRAMS

The estimated cost to complete capital programs is $240 million. This capital will be spent over a period of three years, contingent upon appropriate financing being available.

(b) OPERATING LEASES

Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2001 are:

(in millions)		
2002	$	57
2003		37
2004		31
2005		20
2006		17
Subsequent to 2006		24
	$	186

11 CAPITAL STOCK AND DIVIDENDS

(a) AUTHORIZED SHARES

Under the Canada Business Corporations Act, the Corporation is authorized to issue, in series, unlimited numbers of Preferred Shares and Common Shares without nominal or par value.

CAPITAL STOCK

(in millions)	2001	2000
Common shares – stated capital (see (b) below)	$ 781	$ 781

(b) CONVERTIBLE COMMON SHARES

	2001			2000		
	Number of shares			Number of shares		
	Series A	Series B	(millions)	Series A	Series B	(millions)
Opening balance	102,199,551	44,321	$ 781	105,499,998	37,276	$ 806
Transfers between series (see below)	(2,343)	2,343	–	(7,047)	7,047	–
Purchased for cancellation (see Normal course issuer bid below)	–	–	–	(3,293,400)	–	(25)
Exercise of stock options (see Stock options below)	–	–	–	–	–	–
Fractional shares purchased and cancelled	–	(1)	–	–	(2)	–
Outstanding	102,197,208	46,663	$ 781	102,199,551	44,321	$ 781

The Convertible Common Shares of each series are voting, convertible into one another on a share-for-share basis, and rank equally in all respects except that the dividends on the Series B Convertible Common Shares may be paid by way of a stock dividend in Series B Convertible Common Shares in accordance with the conditions attaching to such shares, and dividends on the Series A Convertible Common Shares are normally payable in cash.

NORMAL COURSE ISSUER BID

In March 2000, the Corporation obtained approval from the Toronto Stock Exchange to purchase up to 5,200,000 of its Series A and B Convertible Common Shares, representing approximately 5% of the 105,537,273 Series A and B Convertible Common Shares outstanding as of February 29, 2000, pursuant to a normal course issuer bid which expired on March 15, 2001. The price which the Corporation paid for any such shares was the market price of such shares at the time of acquisition. In March 1999, approval was obtained to purchase up to 5,295,089 shares pursuant to a normal course issuer bid which expired on March 15, 2000.

No shares were purchased in 2001. In 2000, under terms of the normal course issuer bid, 3,293,400 common shares with stated capital of $25,161,576 were purchased for total consideration of $25,790,978 and were cancelled. The premium paid in excess of the average carrying value of the common shares was charged against Retained earnings – $629,402.

STOCK OPTIONS

The Corporation has a Key Employee Stock Option Plan under which the aggregate number of Convertible Common Shares reserved for issuance is 10,000,000 of which 1,234,991 shares remain available at December 31, 2001. Under the Plan, the exercise price of each option equals the market price of the Corporation's Convertible Common Shares on the date of the grant. Options granted at $11.55, $8.30, $10.90, $8.80, and $3.73 mature 10 years after the date of the grant. All other options mature seven years after the date of the grant. Options granted at $6.30, $10.35, $11.55, $8.30, $10.90, $8.80, and $3.73 vest, or vested, 1/3 each year in the first three years after the date of the grant. All other options vested one year after the date of the grant.

Options outstanding at December 31, 2001 are as follows:

Shares	Exercise price per share	Number exercisable	Expiry date
105,000	$7.500	105,000	February 10, 2002
131,000	$6.500	131,000	February 8, 2003
360,000	$6.300	360,000	June 24, 2003
325,000	$7.750	325,000	February 6, 2004
150,000	$10.350	150,000	June 26, 2004
572,003	$11.550	572,003	February 5, 2008
588,335	$8.300	412,686	February 8, 2009
100,000	$10.900	66,667	July 12, 2009
471,671	$8.800	171,024	February 8, 2010
1,077,000	$3.730	–	February 7, 2011
3,880,009		2,293,380	

A summary of option activity during 2001 and 2000 is as follows:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**2,936,336**	**$ 8.784**	2,581,001	$ 8.750
Granted	**1,112,000**	**3.730**	540,000	8.800
Exercised	**–**	**–**	–	–
Expired or cancelled	**(168,327)**	**7.214**	(184,665)	8.351
Outstanding at end of year	**3,880,009**	**$ 7.404**	2,936,336	$ 8.784
Exercisable at end of year	**2,293,380**	**$ 8.826**	1,772,997	$ 8.538

DEFERRED SHARE UNIT PLAN

On May 1, 2001, the Board of Directors approved a Deferred Share Unit Plan (the "Plan") for members of the Board and certain officers of the Corporation and its subsidiaries. The Plan became effective on July 1, 2001. Under the terms of the Plan, a Director may elect to receive all or a portion of his or her compensation, and certain officers may elect to receive all or a portion of certain elements of their compensation, in the form of notional Series A Convertible Common Shares of the Corporation (the "Shares"), which are referred to as deferred share units (DSUs). Annual elections are generally required. The number of DSUs to be credited to a "Unit holder's" account is determined by dividing the applicable amount of the compensation by the market value of the Shares at the time the compensation would otherwise have been paid. The DSUs are redeemable in cash in an amount equivalent to the number of DSUs in the Unit holder's account, multiplied by the market value of the Shares at the time of redemption determined following retirement or termination of employment. At December 31, 2001, 122,101 DSUs were outstanding, valued at $393,000.

SHAREHOLDER RIGHTS PLAN

The shareholders confirmed a shareholder rights plan (the "Plan") on April 28, 1999. Continuation of the Plan depends upon shareholder confirmation every three years beginning with the Annual Meeting for the year ended December 31, 2001. The Plan will expire at the Annual Meeting in 2008. The purpose of the Plan is to give the Board of Directors and the shareholders sufficient time to consider the terms of a takeover bid and allow more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Plan, each shareholder will be issued one Common Share Purchase Right (a "Right") for each Common Share. The Rights become exercisable at the earlier of (i) the date of acknowledgment that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Corporation's outstanding voting shares, subject to

11 CAPITAL STOCK AND DIVIDENDS (CONTINUED)

certain exceptions; (ii) the date of the commencement of or first public announcement of the intent of any person to commence a takeover bid; (iii) the date on which a "Permitted Bid" ceases to qualify as such or such later time as may be determined by the Board of Directors. Should a person become an Acquiring Person (a "Flip-in Event"), each Right entitles the registered holder thereof, other than the Acquiring Person and related persons, to purchase from the Corporation one Common Share at a price equal to 50% of the market price per Common Share determined at that time, subject to adjustment.

A Permitted Bid is a takeover bid made to all holders of the Corporation's Common Shares and that is open for acceptance for not less than 60 days. A Permitted Bid represents a means by which a person may acquire shares not in contravention of the intent of the Plan.

Other than as described above, the Rights are not exercisable and cannot be transferred apart from the Common Shares. The holder of a Right, as such, has no rights as a shareholder of the Corporation including, without limitation, the right to vote or to receive dividends. At any time prior to a Flip-in Event, the Board of Directors may redeem the Rights in whole (but not in part) at a redemption price of $0.001 per Right (subject to adjustment in certain events) and subject to shareholder approval.

(c) DIVIDENDS

Dividends declared were as follows:

	2001		2000	
	Per share	(thousands)	Per share	(thousands)
Common shares				
Series A	$ –	$ –	$ 0.120	$ 12,351
Series B (stock)	–	–	–	–
Series B (cash)	–	–	0.120	5
		$ –		$ 12,356

(d) EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is calculated by dividing the net income (loss) for the year by the weighted average number of common shares outstanding in the year. Diluted earnings (loss) per common share is calculated by increasing the number of weighted average common shares outstanding in the year by the number of common shares that would have been issued under options whose exercise price is less than the average market price of the shares during the year, less the number of common shares that could be purchased at the average market price during the year, by the proceeds from the exercise of the options.

	2001	2000
Weighted average number of common shares outstanding	102,243,871	103,404,623
Common shares assumed to be issued on the exercise of stock options	1,077,000	503,000
Common shares assumed to be purchased at average market price	(1,068,407)	(461,400)
Weighted average number of common shares outstanding including effect of stock options	102,252,464	103,446,223

Options to purchase 2,803,009 common shares at various prices were outstanding during 2001 (2,433,336 options in 2000) but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares during the year. (See Note 11 – Stock Options.)

12 ADVANCE TO JOINT VENTURE

During 1996, Stelco Inc. advanced an amount to the Z-Line Company, a joint venture, replacing a consortium of banks as the long-term lender to the Z-line. The advance was repaid on January 31, 2000.

13 EMPLOYEE FUTURE BENEFITS

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement, and post-employment benefits to most of its employees.

The total expense for the Corporation's defined contribution pension plans is $1.7 million in 2001 ($1.5 million in 2000).

One of the Corporation's subsidiaries (Chisholm Coal) participates in a United Mine Workers of America multiemployer defined benefit plan providing pension benefits. This plan, to which contributions totalled $17,000 in 2001 ($8,000 in 2000), is accounted for as a defined contribution plan but the contributions are not included in the above-noted defined contribution plan expense.

Information about the Corporation's defined benefit plans, other than the multiemployer defined benefit plan, in aggregate, is as follows:

	2001		2000	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Accrued benefit obligation				
Balance at beginning of year	$ 2,571	$ 824	$ 2,483	$ 810
Current service cost	45	11	44	13
Interest cost	181	59	173	57
Benefits paid	(167)	(44)	(156)	(41)
Actuarial (gains) losses	114	67	–	(15)
Plan amendments	4	–	27	–
Balance at end of year	2,748	917	2,571	824
Plan assets				
Fair value at beginning of year	2,943	8	2,744	7
Actual return on plan assets	11	–	317	–
Employer contributions	35	1	38	1
Benefits paid	(167)	–	(156)	–
Fair value at end of year	2,822	9	2,943	8
Funded status – plan surplus (deficit)	74	(908)	372	(816)
Unamortized net actuarial (gain) loss	195	45	(125)	(18)
Unamortized past service costs	27	–	25	–
Accrued benefit asset (liability)	296	(863)	272	(834)
Valuation allowance	(15)	–	(15)	–
Accrued benefit asset (liability), net of valuation allowance	$ 281	$ (863)	$ 257	$ (834)

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

	2001		2000	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Deferred pension cost	$ 281	$ –	$ 257	$ –
Employee future benefits liability – current	–	(44)	–	(42)
Employee future benefits liability – non-current	–	(819)	–	(792)
	$ 281	$ (863)	$ 257	$ (834)

13 EMPLOYEE FUTURE BENEFITS (CONTINUED)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	2001		2000	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Accrued benefit obligation	$ 457	$ 917	$ 211	$ 824
Fair value of plan assets	389	9	172	8
Funded status – plan (deficit)	$ (68)	$ (908)	$ (39)	$ (816)

The significant actuarial assumptions adopted in measuring the Corporation's accrued benefit obligations are as follows (weighted-average assumptions as of December 31):

	2001		2000	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	6.75%	6.50–6.75%	7.00%	7.00–7.25%
Expected long-term rate of return on plan assets	7.75%	8.50%	7.75%	8.50%

For measurement purposes, a 5.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease to 4.2% for 2005 and remain at that level thereafter (2000 – assumed a 6.4% increase in 2001, decreasing to 4.2% in 2004 and thereafter).

The Corporation's net benefit plan expense is as follows:

	2001		2000	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Current service cost	$ 45	$ 11	$ 44	$ 13
Interest cost	181	59	173	57
Expected return on plan assets	(215)	(1)	(206)	(1)
Amortization of actuarial losses	–	5	–	–
Amortization of past service costs	3	–	2	–
Other	4	–	4	–
Net benefit plan expense	$ 18	$ 74	$ 17	$ 69

14 FINANCIAL INSTRUMENTS

RISK MANAGEMENT ACTIVITIES

INTEREST RATE RISK

The Corporation has entered into interest rate swap agreements to reduce its interest rate cash flow risk. The swap agreements, with notional aggregate principal of approximately $9 million (2000 – $16 million), entitle the Corporation to receive fixed rate interest in Canadian dollars on the notional principal amounts of the contracts and oblige it to pay floating rate interest in both Canadian and U.S. dollars. The net interest receivable or payable under the contracts is settled semi-annually with the counterparty, which is a Canadian chartered bank.

14 FINANCIAL INSTRUMENTS (CONTINUED)

FOREIGN EXCHANGE RISK

The Corporation also enters into forward foreign exchange contracts to hedge its foreign currency exposure on export sales. The contracts oblige the Corporation to sell U.S. dollars in the future at predetermined exchange rates. The contracts are matched with anticipated future sales in foreign currencies. The Corporation's policy is to enter into forward foreign exchange contracts for no more than approximately 50% of export sales anticipated in each month within periods up to the following 12 months. The amount of future export sales is forecast in light of current conditions in foreign markets, commitments from customers, and past experience. At December 31, 2001, the Corporation had purchased contracts to sell US $18 million (2000 – US $27 million) in the next 12 months.

CONCENTRATION OF CREDIT RISK

The Corporation does not have significant exposure to any individual customer or counterparties. The major markets for the Corporation's products are the automotive sector, steel service centres, the construction industry, pipeline systems, various industries that utilize pipe and tube products, and wire and wire products. Except in a few situations where the risk warrants it, the Corporation does not require collateral on trade receivables. The Corporation reviews its customers' credit histories before extending credit and conducts regular reviews of its existing customers' credit performances. Overall, credit risk related to the Corporation's trade receivables is limited due to the large number of customers in differing industries and geographical areas.

FAIR VALUES

The fair value of long-term debt is based on quoted market prices where applicable or on discounted future cash flows, including interest payments, using rates currently available for debt of similar terms and maturities (see Note 9). The carrying value of other financial instruments approximates fair value due to the short maturities or the terms and conditions attached to these instruments.

The interest rate swap agreements, which are in a net unfavourable position, constitute an unrecognized financial liability and have a fair value of $950,000 (2000 – net unfavourable position and constituted an unrecognized financial liability with a fair value of $260,000).

Forward foreign exchange contracts, which are in a net unfavourable position since their inception, constitute an unrecognized financial liability and have a fair value of $300,000 (2000 – net unfavourable position and constituted an unrecognized financial liability with a fair value of $120,000).

The fair value of interest rate swap and forward foreign exchange contracts is based on amounts quoted by the Corporation's banker to realize favourable contracts or settle unfavourable contracts, taking into account current interest rates or foreign exchange rates.

15 SETTLEMENT

In 2001, a favourable legal settlement was achieved involving one of the Corporation's U.S. subsidiaries. The award, which was largely accumulated interest, was included in Costs (Cdn $17 million). The total award, after tax, was Cdn $14 million ($0.14 per common share).

16 SUBSEQUENT EVENT

On January 21, 2002, the Corporation issued $90 million of 9.50% Convertible Subordinated Debentures due February 1, 2007. The debentures are convertible at the option of the holder into Series A Convertible Common Shares ("Shares") of the Corporation at any time prior to the maturity date at a conversion price of $4.50 per share. The debentures are redeemable by the Corporation, under certain circumstances, on and after February 1, 2005. The Corporation has the option to pay interest in cash, or by the issuance to a Trustee of Shares, the proceeds of the sale of which would be used to discharge the interest payment to the holder. The Corporation has the option to repay the principal amount of the debentures, at redemption or maturity, in cash or by the issuance of Shares directly to the holder. Because of certain attributes of the debentures, they will be classified as a component of shareholders' equity. The proceeds of the sale of debentures will be used for general corporate purposes, including the repayment of short-term debt.

Historical Summary[2][4]

Dollars in millions except as indicated*		2001	2000	1999	1998	1997
Operations (thousands of net tons)						
Production of semi-finished steel		**4,959**	5,594	5,217	5,256	5,108
Steel shipments		**4,690**	4,684	4,862	4,607	4,818
INCOME AND EXPENSE						
Net sales	$	**2,561**	2,837	3,101	3,168	3,149
Costs	$	**2,593**	2,638	2,765	2,824	2,760
EBITDA**	$	**(32)**	199	336	344	389
Depreciation and amortization	$	**132**	149	142	135	129
Income (loss) from operations	$	**(164)**	50	194	209	260
Financial expense						
Interest on long-term debt	$	**49**	55	57	50	43
Other interest (income) expense – net	$	**4**	(7)	(13)	(12)	(7)
Income (loss) before income taxes	$	**(217)**	2	150	171	224
Income taxes – recovery (expense)	$	**39**	2	(43)	(52)	(87)
Net income (loss)	$	**(178)**	4	107	119	137
Earnings (loss) per common share[1][6]	*$	**(1.74)**	0.04	0.97	1.04	1.17
– Fully diluted	*$	**(1.74)**	0.04	0.95	1.03	1.14
**Earnings before interest, taxes, depreciation and amortization						
FINANCIAL POSITION						
Cash and cash equivalents	$	**41**	45	176	147	322
Other current assets	$	**1,060**	1,192	1,147	1,186	1,086
Total current assets	$	**1,101**	1,237	1,323	1,333	1,408
Bank indebtedness	$	**76**	43	6	13	22
Other current liabilities	$	**587**	571	614	678	607
Total current liabilities	$	**663**	614	620	691	629
Working capital	$	**438**	623	703	642	779
Capital assets (net)	$	**1,312**	1,384	1,386	1,309	1,236
Other non-current assets	$	**415**	347	201	191	189
Total investment	$	**2,165**	2,354	2,290	2,142	2,204
Long-term debt	$	**456**	508	576	474	486
Other non-current liabilities	$	**892**	851	258	229	264
Shareholders' equity	$	**817**	995	1,456	1,439	1,454
Preferred shareholders' equity	$	**–**	–	–	67	166
Common shareholders' equity	$	**817**	995	1,456	1,372	1,288
Shareholders' equity	$	**817**	995	1,456	1,439	1,454
Common shareholders' equity per common share	*$	**7.99**	9.73	13.80	12.95	12.00
CASH FLOWS[3]						
Net cash provided by (used for):						
Operating activities	$	**69**	75	224	171	291
Investing activities						
Expenditures for capital assets	$	**(73)**	(148)	(222)	(212)	(252)
Proceeds from sale of assets	$	**21**	–	–	–	5
Other investment activities (net)	$	**–**	6	20	20	17
Financing activities						
Increase (reduction) in bank indebtedness	$	**33**	37	(7)	(9)	
Net proceeds from issue of long-term debt	$	**19**	1	168	57	153
Reduction of long-term debt	$	**(70)**	(64)	(64)	(67)	(57)
Purchase or redemption of preferred shares	$	**–**	–	(67)	(98)	–
Net proceeds from issue of common shares	$	**–**	–	3	2	14
Purchase of common shares	$	**–**	(26)	(8)	(17)	–
Cash dividends paid	$	**(3)**	(12)	(18)	(22)	(19)
Net increase (decrease) in Cash and cash equivalents	$	**(4)**	(131)	29	(175)	152
Cash and cash equivalents at end of year	$	**41**	45	176	147	300
OTHER DATA						
Return on average capital employed[5]	%	**(6.7)**	1.5	6.2	6.8	7.8
Return on average common shareholders equity[6]	%	**(19.7)**	0.3	7.3	8.4	10.2
Long-term debt/equity – % of total capital		**39/61**	37/63	31/69	27/73	27/73
Dividends declared – preferred[7]	$	**–**	–	4	7	13
Dividends declared – common	$	**–**	12	13	13	9
Per common share	*$	**–**	0.12	0.12	0.12	0.09
Common shares outstanding at year-end (millions)		**102.2**	102.2	105.5	105.9	107.3
Average number of employees		**10,096**[8]	10,811[8]	11,133[8]	11,670[8]	11,732[8]
Number of pensioners at year-end		**12,276**	12,134	12,019	11,788	11,993
Pensions paid during the year	$	**167**	156	145	141	147

1996	1995	1994	1993	1992	1991
5,009	4,970	4,841	4,924	4,680	3,705
4,577	4,380	4,460	4,492	4,176	3,252
2,941	2,926	2,916	2,491	2,203	1,983
2,638	2,521	2,553	2,314	2,176	1,967
303	405	363	177	27	16
132	130	138	122	128	130
171	275	225	55	(101)	(114)
46	63	75	78	82	86
(6)	(12)	(2)	7	8	20
131	224	152	(30)	(191)	(220)
(52)	(68)	(37)	(6)	64	84
79	156	115	(36)	(127)	(136)
0.63	1.35	1.01	(0.62)	(1.76)	(3.05)
N/A	N/A	N/A	N/A	N/A	N/A
165	190	267	111	68	11
1,021	1,000	962	816	799	811
1,186	1,190	1,229	927	867	822
17	67	156	176	190	75
549	548	550	452	398	377
566	615	706	628	588	452
620	575	523	299	279	370
1,129	1,223	1,277	1,194	1,309	1,424
173	121	81	243	247	235
1,922	1,919	1,881	1,736	1,835	2,029
393	457	581	695	767	796
203	198	140	112	101	135
1,326	1,264	1,160	929	967	1,098
167	172	178	178	178	183
1,159	1,092	982	751	789	915
1,326	1,264	1,160	929	967	1,098
11.02	10.39	9.04(9)	8.80	9.46	11.25(10)
191	266	253	125	(53)	(102)
(53)	(79)	(23)	(8)	(12)	(30)
21	5	46	–	47	–
(62)	–	–	(10)	(9)	(5)
11	80	–	–	–	–
(65)	(207)	(202)	(52)	(27)	(27)
(6)	(6)	–	–	(5)	(1)
1	1	134	2	1	239
–	–	–	–	–	–
(13)	(48)	(17)	–	–	(7)
25	12	191	57	(58)	67
148	123	111	(65)	(122)	(64)
5.5	10.2	8.7	0.5	(4.2)	(4.4)
5.9	13.9	12.2	(6.8)	(17.0)	(17.6)
25/75	28/72	35/65	50/50	50/50	51/49
13	47	17	4	–	–
–	–	–	–	–	–
–	–	–	–	–	–
105.2	105.1	104.9	81.0	80.4	80.1
12,076(8)	12,356(8)	13,120(8)	11,951	12,753	12,890
11,961	11,800	11,735	11,371	11,026	10,736
142	141	141	131	129	111

1. Effective January 1, 2001, the Corporation adopted the new standard of the Canadian Institute of Chartered Accountants concerning Earnings per share (See Note 2 on page 33). The new standard has been applied to 2001 and 2000 only. Prior years have not been restated.

2. Effective January 1, 2000, the Corporation adopted the new standards of the Canadian Institute of Chartered Accountants concerning Employee future benefits and Income taxes (See Note 2 on page 33). The new standards were applied retroactively without restatement of prior years.

3. Effective January 1, 1999, the calculation of Cash and cash equivalents excludes Bank indebtedness. 1998 figures have been restated.

4. Effective January 1, 1995, Accounting Standards require that the Corporation proportionately consolidate all joint venture investments. 1994 figures have been restated; 1993 and prior years have not been restated since the financial information required is not reasonably determinable.

5. After adding back interest on long-term debt (net of tax) to net income (loss).

6. After preferred dividends.

7. No dividends on preferred shares were declared in the first three quarters of 1993, or in the years 1992 or 1991. Dividends declared – preferred in 1995, 1994, and 1993 include payment of arrears.

8. The average number of employees of Stelco Inc., its wholly owned business units, and wholly owned subsidiaries was 11,768 in 1994, 11,437 in 1995, 11,141 in 1996, 10,763 in 1997, 10,649 in 1998, 10,193 in 1999, 9,922 in 2000, and 9,278 in 2001.

9. Reflects the exercise of 22,200,000 Common Share Purchase Warrants.

10. Reflects the issue of 44,500,000 units.

Directors and Officers
December 31, 2001

DIRECTORS

John N. Abell
Corporate Director
A director since 1992.
Marlborough, Wilts., UK.

James C. Alfano
President and
Chief Executive Officer
Stelco Inc.
A director since 1996.
Hamilton, Ontario

John E. Caldwell
Corporate Director
A director since 1997.
North York, Ontario

Pierre Choquette
President and Chief Executive Officer
Methanex Corporation
A director since 2000.
Vancouver, British Columbia

William P. Cooper
President and
Chief Executive Officer
Cooper Construction Limited
A director since 1989.
Oakville, Ontario

Richard Drouin
Corporate Director
A director since 1996.
Quebec City, Quebec

Douglas W. Mahaffy
President and
Chief Executive Officer
McLean Budden Limited
A director since 1993.
Toronto, Ontario

The Hon. Barbara J. McDougall
President and Chief Executive Officer
The Canadian Institute
of International Affairs
A director since 1999.
Toronto, Ontario

Peter J. Nicholson
Chief Strategy Officer,
BCE Inc.
A director since 1997.
Montreal, Quebec

Helen K. Sinclair
Chief Executive Officer
BankWorks Trading Inc.
A director since 1995.
Toronto, Ontario

Frederick H. Telmer
Chairman
Stelco Inc.
A director since 1989.
Burlington, Ontario

OFFICERS

Frederick H. Telmer
Chairman

James C. Alfano
President and
Chief Executive Officer

Mark C. Steinman
Executive Vice President and
Chief Financial Officer

G. Blair Cowper-Smith
Corporate Secretary and
Special Counsel

Marcel Francoeur
Vice President and
General Manager –
Hilton Works

William G. Missen
Vice President and
General Manager –
Lake Erie Steel Company

Brian W. Warry
Vice President –
Purchasing, Raw Materials,
and Pipe Operations

William E. Vaughan
Corporate Controller

CORPORATE OFFICE

Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Tel: (905) 528-2511
Fax: (905) 577-4412
Internet address:
www.stelco.ca or
www.stelco.com
Courier address:
100 King Street West
Hamilton, Ontario L8P 1A2

BUSINESS UNITS

Hilton Works
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Marcel Francoeur
Vice President and
General Manager
Tel: (905) 527-8335
Fax: (905) 308-7002

Lake Erie Steel Company
General Delivery
Nanticoke, Ontario N0A 1L0
William G. Missen
Vice President and
General Manager
Tel: (519) 587-4541
Fax: (519) 587-7705

SUBSIDIARY COMPANIES, WHOLLY OWNED

Stelco-McMaster Ltée
P.O. Box 249
Contrecoeur, Quebec J0L 1C0
Angelo Grandillo
President and
Chief Executive Officer
Tel: (450) 587-2012
Fax: (450) 587-1101

AltaSteel Ltd.
P.O. Box 2348
Edmonton, Alberta T5J 2R3
Peter M. Ouellette
President and
Chief Executive Officer
Tel: (780) 468-1133
Fax: (780) 468-7335

Stelwire Ltd.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Bernard M. Guay
Vice President and
General Manager
Tel: (905) 528-9473
Fax: (905) 577-4409

Stelfil Ltée
303 St. Joseph Blvd.
Lachine, Quebec H8S 2K9
Bernard M. Guay
Vice President and
General Manager
Tel: (514) 367-2424
Fax: (514) 367-2408

Stelpipe Ltd.
P.O. Box 1010
Welland, Ontario L3B 5Y6
J. E. Fry
General Manager
Tel: (905) 735-7473
Fax: (905) 735-9069

Welland Pipe Ltd.
P.O. Box 99
Welland, Ontario L3B 5P2
David S. Hunter
General Manager
Tel: (905) 735-8338
Fax: (905) 735-4387

CHT Steel Company Inc.
300 Newkirk Road
Richmond Hill, Ontario L4C 4Y8
Richard E. Taylor
Vice President and
General Manager
Tel: (905) 884-5000
Fax: (905) 884-7956

Stelco USA, Inc.
2855 Coolidge Hwy., Suite 203
Troy, Michigan
U.S.A. 48084
Lincoln S. Simpson
Vice President and
General Manager
Tel: (248) 649-3460
Fax: (248) 649-1104

Chisholm Coal Company
32601 State Highway 194 E
Phelps, Kentucky
U.S.A. 41536
Robert C. Miser
Vice President and
General Manager
Tel: (606) 456-3432
Fax: (606) 456-8565

Ontario Coal Company,
Delaware
Ontario Eveleth Company,
Minnesota
Ontario Hibbing Company,
Minnesota
Ontario Tilden Company,
Michigan
Stelco Holding Company,
Delaware
Stelco Coal Company,
Pennsylvania

OTHER OFFICES

Quebec Sales Office
P.O. Box 249
Contrecoeur, Quebec J0L 1C0
Tel: (450) 587-2266
Fax: (450) 587-2272

Windsor Sales Office
4520 Rhodes Drive, Unit 100
Windsor, Ontario N8W 5C2
Tel: (519) 251-1050
Fax: (519) 251-1650

JOINT VENTURES

	% owned
Iron Ore	
Wabush Mines, Nfld. & Que.	37.9
Hibbing Development Company, Minn.	24.1
Eveleth Mines L.L.C., Minn.	15.0
Tilden Mining Company L.C., Mich.	15.0
Ontario Iron Company, Minn.	10.0
Hibbing Taconite Company, Minn.	6.7
Other	
PCI-Hilton Corporation, Ont.	89.0
Z-Line Company, Ont.	60.0
Baycoat, Ont.	50.0
Fers et Métaux Recyclés Ltée, Que. (A corporate joint venture of Stelco-McMaster Ltée)	50.0
MOLY-COP Canada, B.C. (A partnership of AltaSteel Ltd.)	50.0
GenAlta Recycling Inc., Alta. (A corporate joint venture of AltaSteel Ltd.)	50.0
D.C. Chrome Limited, Ont.	50.0
Camrose Pipe Company, Alta.	40.0
Arnaud Railway Company, Que.	37.9
Wabush Lake Railway Company, Limited, Nfld.	37.9
Knoll Lake Minerals Limited, Nfld.	22.1
Northern Land Company Limited, Nfld.	18.9
Twin Falls Power Corporation Limited, Nfld.	6.5

*Excludes inactive companies

SHARES

The Series A and Series B Convertible Common Shares are listed on the Toronto Stock Exchange. The rights and privileges of each class of shares are set out in the notes to the consolidated financial statements in this Annual Report.

At December 31, 2001, there were 7,825 registered holders of common shares. Approximately 96% of the Corporation's issued common shares were held by shareholders with Canadian addresses.

QUARTERLY COMPARISON (in millions except as indicated*) (Unaudited)

Quarter		1		2		3		4	
		2001	2000	2001	2000	2001	2000	2001	2000
Net sales	$	**637**	796	**679**	804	**645**	625	**600**	612
Operating income (loss)	$	**(76)**	58	**(42)**	55	**(15)**	(1)	**(31)**	(62)
Net income (loss)	$	**(60)**	29	**(67)**	29	**(19)**	(8)	**(32)**	(46)
Earnings (loss) per common share†									
– basic and fully diluted	*$	**(0.59)**	0.28	**(0.65)**	0.28	**(0.19)**	(0.07)	**(0.31)**	(0.46)
Series A Common Shares									
High	*$	**4.54**	11.25	**5.70**	8.70	**5.14**	7.45	**3.59**	6.55
Low	*$	**3.15**	7.15	**3.30**	6.75	**2.91**	6.00	**2.05**	2.80
Trading volume		**29**	21	**35**	14	**13**	18	**36**	31

†Earnings (loss) per common share is calculated using the average number of common shares outstanding during the quarter. Earnings (loss) per common share for the year is calculated using the average number of common shares outstanding during the year.

DIVIDENDS

Dividends on common shares were paid quarterly on February 1, May 1, August 1, and November 1 of 2000 and February 1, 2001.

TRANSFER AGENT

The Series A and Series B Convertible Common Shares are transferable through the Corporation's Transfer Agent, CIBC Mellon Trust Company, at their offices in Toronto, Montreal, and Vancouver.

Investor Inquiries

Questions and comments regarding Stelco Inc. or any information appearing in the Annual Report, Quarterly Reports, or any other corporate publication may be directed to:

Stelco Inc.
Office of the Secretary,
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Telephone: (905) 528-2511
Ext. 4985
Fax: (905) 577-4575

Pour obtenir un exemplaire de la version française de ce rapport, veuillez écrire à :

Stelco Inc.
Bureau du Secrétaire
C.P. 2030
Hamilton, Ontario L8N 3T1

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's web site: www.stelco.ca.

The papers used in this report are acid- and elemental chlorine-free. The printing process utilizes vegetable-based inks.

stelco



STELCO INC. P.O. Box 2030, Hamilton, Ontario, Canada L8N 3T1